                                               Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-50572

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 15, 2001)

                                 $1,325,000,000

                                  [ARROW LOGO]

                            Arrow Electronics, Inc.
               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2021

                            ------------------------

HOLDERS MAY CONVERT THE DEBENTURES INTO SHARES OF OUR COMMON STOCK AT ANY TIME PRIOR TO MATURITY AT A CONVERSION RATE OF 11.972 SHARES PER $1,000 PRINCIPAL AMOUNT AT MATURITY. THE CONVERSION RATE WILL NOT BE ADJUSTED FOR ACCRUED ORIGINAL ISSUE DISCOUNT, BUT WILL BE SUBJECT TO ADJUSTMENT IN CERTAIN EVENTS.

                            ------------------------

ON OR AFTER FEBRUARY 21, 2006, WE MAY REDEEM ANY OF THE DEBENTURES AT THE REDEMPTION PRICES SET FORTH IN THIS PROSPECTUS SUPPLEMENT. HOLDERS MAY REQUIRE US TO REPURCHASE THE DEBENTURES AT THE REPURCHASE PRICES SET FORTH IN THIS PROSPECTUS SUPPLEMENT ON FEBRUARY 21, 2006, FEBRUARY 21, 2011 AND FEBRUARY 21, 2016.

                            ------------------------

FOR A MORE DETAILED DESCRIPTION OF THE DEBENTURES, SEE "DESCRIPTION OF DEBENTURES" BEGINNING ON PAGE S-22.

                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "ARW." ON FEBRUARY 14, 2001, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $29.10 PER SHARE.

                            ------------------------

              PRICE 45.289% AND ACCRUED ORIGINAL DISCOUNT, IF ANY

                            ------------------------

We have granted the underwriters the right to purchase up to an additional $198,750,000 aggregate principal amount at maturity of debentures to cover over-allotments.

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

Morgan Stanley & Co. Incorporated expects to deliver the debentures to purchasers on February 21, 2001.
                            ------------------------
MORGAN STANLEY DEAN WITTER                            CREDIT SUISSE FIRST BOSTON
GOLDMAN, SACHS & CO.
                   BANC OF AMERICA SECURITIES LLC
                                    JP MORGAN
                                                 ROBERTSON STEPHENS

February 15, 2001

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
-------------------------------------     PAGE
                                       -------
Information Relating to
  Forward-Looking Statements.........      S-2
Prospectus Supplement Summary........      S-3
Use of Proceeds......................      S-7
Common Stock Price Range.............      S-7
Dividend Policy......................      S-7
Capitalization.......................      S-8
Selected Historical Financial Data...      S-9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     S-10
Business.............................     S-14
Management...........................     S-21
Description of Debentures............     S-22
Certain United States Federal Income
  Tax Considerations.................     S-33
Underwriters.........................     S-36
Legal Matters........................     S-37
Experts..............................     S-37
             PROSPECTUS
-------------------------------------     PAGE
                                       -------
About This Prospectus................        2
Where You Can Find More Information..        2
Forward Looking Statements...........        3
Arrow Electronics, Inc...............        3
Use of Proceeds......................        4
Consolidated Ratios of Earnings To
  Fixed Charges......................        4
Description of Debt Securities.......        5
Description of Capital Stock.........       21
Description of Warrants..............       23
Plan of Distribution.................       24
Validity of Securities...............       25
Experts..............................       25

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of convertible senior debentures and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the convertible senior debentures.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are offering to sell the convertible senior debentures only where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of the convertible senior debentures.

               INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons, including, but not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the electronic components and commercial computer products markets, and changes in relationships with key suppliers. Forward-looking statements are those statements which are not statements of historical fact. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this prospectus supplement. Unless otherwise specified, all information herein assumes no exercise of the underwriters' over-allotment option. References to "we," "us," "our," or "Arrow" refer to Arrow Electronics, Inc. and its subsidiaries, unless the context requires otherwise or the text indicates otherwise.

                            ARROW ELECTRONICS, INC.

     We are the world's largest distributor of electronic components and computer products to industrial and commercial customers. We believe we are one of the global electronics distribution industry's leaders in state-of-the-art operating systems, employee productivity, value-added programs, and total quality assurance. Through a network of more than 225 sales facilities and 19 distribution centers in 38 countries, we deliver inventory solutions, materials management services, and design and technical support our customers need when, where and how they need them.

     We are diversified across suppliers, geographic regions, and customers. We are a leading distributor for over 600 suppliers. Our distribution network spans the world's three dominant electronics markets: the Americas, Europe, and the Asia/Pacific region. Through our business units in these vital industrialized regions, we serve over 175,000 original equipment manufacturers, or OEMs, and commercial customers worldwide. OEMs include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers of computer systems.

     Our strategy is to be the premier supply-chain partner for our customers and suppliers, assisting them throughout the supply chain--from concept through production. We believe we can achieve our strategy through:

     - Technology-based sales and marketing teams;

     - Broad array of value-added services;

     - State-of-the-art technology, systems and logistics networks;

     - Opportunistic acquisitions; and

     - Leadership in e-commerce.

                                     THE OFFERING

Securities Offered.........  $1,325,000,000 aggregate principal amount at maturity of zero coupon convertible senior debentures due February 21, 2021, plus an additional $198,750,000 aggregate principal amount at maturity if the underwriters' over-allotment option is exercised in full. We will not pay periodic interest on the debentures, except as described under "Description of
                             Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

Yield to Maturity of
  Debentures...............  4.00% per year compounded semi-annually, calculated from February 21, 2001.

Conversion.................  You have the option to convert the debentures into our common stock at any time prior to maturity or their earlier redemption. You can convert the debentures into common stock at a fixed conversion rate of 11.972 shares per $1,000 principal amount at maturity. The conversion rate will be subject to adjustment if certain events occur. See "Description of Debentures -- Conversion of Debentures by Holders."

                             You may exercise the option to convert only before the debentures reach maturity and before we redeem or repurchase them.

Ranking....................  The debentures will be unsecured and unsubordinated obligations of our company and are pari passu in right of payment with all of our existing and future unsubordinated and unsecured obligations.

Original Issue Discount....  The debentures are being offered at original issue discount for United States federal income tax purposes equal to the excess of their principal amount at maturity over the amount of their issue price. We will not make periodic cash payments of interest on the debentures, except as described under "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." Nonetheless, you should be aware that accrued original issue discount will be included periodically in your gross income for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

                             You should be aware that you will be responsible for the payment of taxes that may be due even though you may not receive any cash payment at the time original issue discount is included in your gross income.

Redemption at Our Option...  We cannot redeem the debentures before February 21,
                             2006. At any time on or after February 21, 2006, we can redeem all or part of the debentures for cash. You can convert the debentures after they are called for redemption at any time up to three business days prior to the redemption date.

                             Redemption prices are equal to the issue price plus accrued original issue discount through the date of redemption. See "Description of
                             Debentures -- Redemption of Debentures at Our Option."

Fundamental Change.........  You may require us to repurchase the debentures if we experience a Fundamental Change. The Fundamental Change purchase price is equal to the issue price plus accrued original issue discount through the date of repurchase. See "Description of
                             Debentures -- Repurchase at the Option of the Holder Upon a Fundamental Change."

Repurchase at the
  Option of the Holder.....  You may require us to repurchase the debentures on
                             February 21, 2006, February 21, 2011 and February 21, 2016 at a repurchase price equal to the issue price plus accrued original issue discount through the date of repurchase. We may elect to pay all or a portion of the repurchase price in common stock instead of cash, subject to certain conditions. See "Description of Debentures -- Repurchase of Debentures at the Option of the Holder."

Conversion to Semiannual
  Coupon Debenture.........  If a tax event prevents us from deducting original issue discount payable on the debentures, we can elect to pay you interest in cash and terminate the further accrual of original issue discount. See "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

Certain Covenants..........  The debentures are subject to a number of covenants, including restrictions on liens, sale and leaseback transactions, and mergers, consolidations, and the sale of substantially all of our assets, as more fully described in the prospectus.

Use of Proceeds............  Arrow expects to use the net proceeds of this offering to repay short-term debt.

NYSE Common Stock
  Symbol...................  ARW

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table contains our summary historical financial data as of the dates and for the periods indicated. We have derived the historical financial data as of and for each of the years in the five-year period ended December 31, 1999 from our audited consolidated financial statements. We have derived the historical financial data as of September 30, 2000 and for the nine-month periods ended September 30, 2000 and September 30, 1999 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation. Nine-month results, however, are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

     You should read the following data together with our other historical financial information and statements (including related notes) of us incorporated by reference in this prospectus supplement. Please also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included in this prospectus supplement.

                                                       NINE MONTHS
                                                          ENDED
                                                      SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                                    -----------------    ------------------------------------------------
                                                     2000     1999(A)    1999(B)     1998     1997(C)     1996      1995
                                                    ------    -------    -------    ------    -------    ------    ------
                                                                     (IN MILLIONS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Sales............................................   $9,268    $6,827     $9,313     $8,345    $7,764     $6,535    $5,919
Operating income.................................      537       230        339        353       375        401       423
EBITDA(d)........................................      598       308        433        405       440        438       459
Interest expense.................................      107        78        106         81        67         38        46
Net income.......................................      249        80        124        146       164        203       203
Diluted earnings per share(e)....................   $ 2.53    $ 0.83     $ 1.29     $ 1.50    $ 1.64     $ 1.98    $ 2.03

                                                            AT                         AT DECEMBER 31,
                                                       SEPTEMBER 30,    ----------------------------------------------
                                                           2000          1999      1998      1997      1996      1995
                                                       -------------    ------    ------    ------    ------    ------
                                                                                (IN MILLIONS)
BALANCE SHEET DATA
Accounts receivable and inventory...................      $4,209        $3,084    $2,676    $2,475    $1,948    $1,979
Total assets........................................       5,707         4,483     3,840     3,538     2,710     2,701
Total long-term debt and capital lease
  obligations.......................................         859         1,533     1,047       830       353       461
Shareholders' equity................................       1,766         1,551     1,487     1,361     1,358     1,196

------------
(a) Operating and net income include a special charge of $25 million and $16 million after taxes, respectively, associated with the acquisition and integration of Richey Electronics, Inc. ("Richey") and the electronics distribution group of Bell Industries, Inc. ("EDG"). Excluding this charge, operating income, net income, and earnings per share on a diluted basis would have been $255 million, $97 million, and $1.01, respectively.

(b) Operating and net income include a special charge of $25 million and $16 million after taxes, respectively, associated with the acquisition and integration of Richey and EDG. Excluding this charge, operating income, net income, and earnings per share on a diluted basis would have been $363 million, $141 million, and $1.46, respectively.

(c) Operating and net income include special charges totaling $59 million and $40 million after taxes, respectively, associated with the realignment of our North American Components Operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc. Excluding these charges, operating income, net income, and earnings per share on a diluted basis were $434 million, $204 million, and $2.05, respectively.

(d) EBITDA consists of the sum of net income, interest expense, income taxes, minority interest, and depreciation and amortization, exclusive of the special charges related to acquisitions. We present EBITDA because investors use EBITDA to determine our ability to meet our debt service obligations, fund capital expenditures, and expand our business. You should not consider this information to be an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles (GAAP). Our presentation of EBITDA may not be comparable to EBITDA defined and presented by other companies.

(e) Per share amounts in 1996 and 1995 have been restated to reflect a two-for-one stock split effective October 15, 1997.

                                USE OF PROCEEDS

     Arrow expects to use the net proceeds of this offering to repay short-term debt.

                            COMMON STOCK PRICE RANGE

     Arrow's common stock is listed on the New York Stock Exchange under the symbol "ARW." The following table lists the high and low per share sales prices for the common stock as reported by the New York Stock Exchange for the periods indicated:

                                                                HIGH        LOW
                                                               -------    -------
YEAR ENDED DECEMBER 31, 1999:
  First quarter.............................................   $26 9/16   $13 3/16
  Second quarter............................................    19 7/8     14 5/8
  Third quarter.............................................    23 1/8    16 15/16
  Fourth quarter............................................    26 1/2     14 3/4
YEAR ENDED DECEMBER 31, 2000:
  First quarter.............................................    37 1/2     20 1/2
  Second quarter............................................    46         28 1/4
  Third quarter.............................................    39 7/8     31 3/8
  Fourth quarter............................................   37 3/16    22 1/16
YEAR ENDED DECEMBER 31, 2001:
  First quarter (through February 14, 2001).................   33 7/16    26 3/16

     On February 14, 2001, the reported last sale price of the common stock as reported by the New York Stock Exchange was $29.10 per share.

                                DIVIDEND POLICY

     We have not paid cash dividends on our common stock during the past five years. While the board of directors considers the payment of dividends on the common stock from time to time, the declaration of future dividends will be dependent upon our earnings, financial condition, and other relevant factors.

     The terms of certain of our debt instruments limit, among other things, the incurrence of additional borrowings and require that working capital, net worth, and certain other financial ratios be maintained at designated levels.

                                 CAPITALIZATION

     The following table sets forth our capitalization on an actual basis as of September 30, 2000 and as adjusted on a pro forma basis to give effect to the issuance of the floating rate notes due 2001, the 8.20% senior notes due 2003, the 8.70% senior notes due 2005 and the 9.15% senior notes due 2010, issued on October 6, 2000, the issuance of the debentures, and the application of the net proceeds thereof in accordance with "Use of Proceeds."

     In December 2000, we entered into a $400 million short-term credit facility scheduled to mature on March 19, 2001. If certain conditions are met, the facility maturity date may be extended to June 19, 2001. We used the proceeds of this facility to repay various short-term debt. We intend to repay the outstanding indebtedness of $400 million under this facility with a portion of the proceeds of this offering.

     On February 13, 2001, Standard & Poor's announced that it had lowered our long-term credit rating from BBB+ to BBB and had removed our long-term ratings from CreditWatch with negative implications. It also affirmed our A-2 commercial paper rating. Standard and Poor's stated that it was lowering our long-term credit rating as a result of our decision not to engage in an offering of common stock under current market conditions. Moody's Investors Service announced on February 14, 2001 that it was lowering our senior unsecured rating from A3 to Baa1 and retaining its negative ratings outlook based on our decision not to engage in an offering of common stock.

                                                                        AT
                                                                SEPTEMBER 30, 2000
                                                               ---------------------
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                   (IN MILLIONS)
Short-term debt:
  Various borrowings, including current maturities of
     long-term debt.........................................   $ 374       $  374
  Floating rate notes due 2001..............................      --          200
  Credit facilities.........................................     389          389
  Commercial paper program..................................     405          118
  Bid facilities............................................     297           --
                                                               ------      ------
                                                               $1,465      $1,081
                                                               ======      ======
Long-term debt:
  6.45% senior notes due 2003...............................   $ 250       $  250
  7% senior notes due 2007..................................     198          198
  6 7/8% senior debentures due 2018.........................     196          196
  7 1/2% senior debentures due 2027.........................     196          196
  8.20% senior notes due 2003...............................      --          425
  8.70% senior notes due 2005...............................      --          250
  9.15% senior notes due 2010...............................      --          200
  Zero coupon convertible senior debentures due 2021........      --          584
  Other obligations with various interest rates and due
     dates..................................................      19           19
                                                               ------      ------
          Total long-term debt..............................     859        2,318
                                                               ------      ------
          Total debt........................................   $2,324      $3,399
                                                               ======      ======
Shareholders' equity:
  Common stock, par value $1: Authorized--160,000,000 shares
     Issued--103,741,595 shares.............................   $ 104       $  104
  Capital in excess of par value............................     528          528
  Retained earnings.........................................   1,488        1,488
  Foreign currency translation adjustment...................    (196)        (196)
                                                               ------      ------
                                                               1,924        1,924
Less:
  Treasury shares (5,552,692), at cost......................     149          149
  Unamortized employee stock awards.........................       9            9
                                                               ------      ------
          Total shareholders' equity........................   1,766        1,766
                                                               ------      ------
          Total capitalization..............................   $4,090      $5,165
                                                               ======      ======

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table contains our selected historical financial data as of the dates and for the periods indicated. We have derived the historical financial data as of and for each of the years in the five-year period ended December 31, 1999 from our audited consolidated financial statements. We have derived the historical financial data as of September 30, 2000 and for the nine-month periods ended September 30, 2000 and September 30, 1999 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation. Nine-month results, however, are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

     You should read the following data together with our other historical financial information and statements (including related notes) of us incorporated by reference in this prospectus supplement. Please also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included in this prospectus supplement.

                                                   NINE MONTHS
                                                      ENDED
                                                  SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                                -----------------    ------------------------------------------------
                                                 2000     1999(A)    1999(B)     1998     1997(C)     1996      1995
                                                ------    -------    -------    ------    -------    ------    ------
                                                                 (IN MILLIONS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Sales.........................................  $9,268    $6,827     $9,313     $8,345    $7,764     $6,535    $5,919
Operating income..............................     537       230        339        353       375        401       423
EBITDA(d).....................................     598       308        433        405       440        438       459
Interest expense..............................     107        78        106         81        67         38        46
Net income....................................     249        80        124        146       164        203       203
Diluted earnings per share(e).................  $ 2.53    $ 0.83     $ 1.29     $ 1.50    $ 1.64     $ 1.98    $ 2.03

                                                            AT                         AT DECEMBER 31,
                                                       SEPTEMBER 30,    ----------------------------------------------
                                                           2000          1999      1998      1997      1996      1995
                                                       -------------    ------    ------    ------    ------    ------
                                                                                (IN MILLIONS)
BALANCE SHEET DATA
Accounts receivable and inventory....................     $4,209        $3,084    $2,676    $2,475    $1,948    $1,979
Total assets.........................................      5,707         4,483     3,840     3,538     2,710     2,701
Total long-term debt and capital lease obligations...        859         1,533     1,047       830       353       461
Shareholders' equity.................................      1,766         1,551     1,487     1,361     1,358     1,196

------------

(a) Operating and net income include a special charge of $25 million and $16 million after taxes, respectively, associated with the acquisition and integration of Richey Electronics, Inc. ("Richey") and the electronics distribution group of Bell Industries, Inc. ("EDG"). Excluding this charge, operating income, net income, and earnings per share on a diluted basis would have been $255 million, $97 million, and $1.01, respectively.

(b) Operating and net income include a special charge of $25 million and $16 million after taxes, respectively, associated with the acquisition and integration of Richey and EDG. Excluding this charge, operating income, net income, and earnings per share on a diluted basis would have been $363 million, $141 million, and $1.46, respectively.

(c) Operating and net income include special charges totaling $59 million and $40 million after taxes, respectively, associated with the realignment of our North American Components Operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc. Excluding these charges, operating income, net income, and earnings per share on a diluted basis were $434 million, $204 million, and $2.05, respectively.

(d) EBITDA consists of the sum of net income, interest expense, income taxes, minority interest, and depreciation and amortization, exclusive of the special charges related to acquisitions. We present EBITDA because investors use EBITDA to determine our ability to meet our debt service obligations, fund capital expenditures, and expand our business. You should not consider this information to be an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles (GAAP). Our presentation of EBITDA may not be comparable to EBITDA defined and presented by other companies.

(e) Per share amounts in 1996 and 1995 have been restated to reflect a two-for-one stock split effective October 15, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     For an understanding of the significant factors that influenced our performance during the periods described below, the following discussion should be read in conjunction with our consolidated financial statements and other information included in or incorporated by reference in this prospectus supplement.

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

     SALES

     Consolidated sales for the first nine months of 2000 increased 36 percent compared with the comparable prior-year period. The sales growth was driven by a 59 percent increase in sales of core components (net of foreign exchange rate differences) for the first nine months of 2000, from the comparable prior-year period. Sales of computer products decreased by 7 percent for the first nine months of 2000, when compared to the year-earlier period principally as a result of market conditions for mid-range products and lower sales of low margin microprocessors (a product segment not considered a part of the company's core business).

     OPERATING INCOME

     We recorded operating income of $537.4 million in the first nine months of 2000, compared with $230.2 million in the comparable prior-year period. Excluding the integration charge relating to EDG and Richey, operating income was $254.8 million for the nine months ended September 30, 1999. The increase in operating income is due to increased sales and improving gross profit margins in the core components businesses around the world, as well as a change in mix resulting in greater weighting of the core components business. In addition, operating expenses as a percentage of sales decreased to 9.8 percent for the nine months ended September 30, 2000, from 10.1 percent in the comparable prior-year period.

     INTEREST EXPENSE

     Interest expense of $107.2 million in the first nine months of 2000 increased from $78.1 million in the comparable prior-year period. The increase is the result of additional debt incurred to fund acquisitions, internet-related joint ventures, and capital expenditures, and investments in working capital to support accelerated sales growth.

     INCOME TAXES

     We recorded a provision for taxes at an effective rate of 41 percent for the first nine months of 2000, compared with 44.4 percent in the comparable prior-year period. Excluding the impact of the integration charge referred to above, the effective rate was 42.8 percent for the nine months ended September 30, 1999. Our effective tax rate is principally impacted by, among other factors, the statutory tax rates in the countries in which we operate, the related level of earnings generated by these operations, and the nondeductibility of goodwill amortization.

     NET INCOME

     We recorded net income of $249 million in the first nine months of 2000, compared with $80.1 million in the comparable prior-year period. Excluding the integration charge of $24.6 million ($16.5 million after taxes), net income was $96.6 million for the first nine months of 1999. The increase in net income is due to increased sales and improving gross profit margins, offset, in part, by higher levels of interest.

YEARS ENDED DECEMBER 31, 1999 AND 1998

     SALES

     In 1999, consolidated sales increased to $9.3 billion. This 12 percent sales growth over 1998 was principally due to growth in the worldwide core components operations and acquisitions offset, in part, by fewer sales of low margin microprocessors, a product segment not considered a part of the company's core business, and foreign exchange rate differences. Excluding the impact of the Richey and EDG acquisitions, foreign exchange rate differences, and lower microprocessor sales, consolidated revenue increased by 8 percent over the prior year and sales of core components increased by 10 percent. Sales of commercial computer products increased marginally over 1998's level due principally to softening demand and lower average selling prices, offset by increasing unit shipments, as a result of market conditions.

     Consolidated sales of $8.3 billion in 1998 were 7 percent higher than 1997 sales of $7.8 billion. This sales growth was due to increased sales of commercial computer products from $1.3 billion in 1997 to more than $2 billion in 1998. Excluding the impact of acquisitions, 1998 sales of computer products increased by 24 percent when compared to 1997. The worldwide market for electronic components continued to be characterized by product availability well in excess of demand and resultant pressure on average selling prices and gross profit margins resulting in a decline in sales from $6.5 billion in 1997 to $6.3 billion in 1998.

     OPERATING INCOME

     In 1999, our consolidated operating income decreased to $338.7 million from $352.5 million in 1998, principally as result of the special charge of $24.6 million associated with the acquisition and integration of Richey and EDG. Excluding this integration charge, operating income was $363.2 million. Operating income, excluding the integration charge, increased as a result of higher sales, improving gross profit margins in the core components operations in the latter part of 1999, and improved operating efficiencies resulting from the integration of Richey and EDG into our North American Components Operations ("NACO") offset, in part, by lower gross profit margins in the computer products operations, increased non-cash amortization expense associated with goodwill, investments made in systems, including the Internet, and personnel to support anticipated increases in business activities in 2000 and beyond.

     Our consolidated operating income decreased to $352.5 million in 1998, compared with operating income of $374.7 million in 1997, including special charges of $59.5 million. Excluding the special charges, operating income in 1997 was $434.2 million. The reduction in operating income reflected a decline in the sales of our NACO, a further decline in gross margins due to proportionately higher sales of lower margin commercial computer products, and competitive pricing pressures throughout the world offset, in part, by the impact of increased sales and the benefits of continuing economies of scale. Operating expenses as a percent of sales remained consistent with 1997 at 9.7 percent, the lowest in our history.

     INTEREST EXPENSE

     In 1999, interest expense increased to $106.3 million from $81.1 million in 1998, reflecting both increases in borrowings to fund acquisitions and investments in working capital.

     Interest expense of $81.1 million in 1998 increased by $14 million from the 1997 level, reflecting increases in borrowings associated with acquisitions and investments in working capital.

     INCOME TAXES

     In 1999, we recorded a provision for taxes at an effective tax rate of 43 percent, excluding the integration charge, compared with 42.2 percent in 1998. The increased rate of 1999 is due to the non-deductibility of goodwill amortization.

     We recorded a provision for taxes at an effective tax rate of 42.2 percent in 1998 compared with 41 percent, excluding the special charges, in 1997. The higher effective rate in 1998 is due to the non-deductibility of goodwill amortization.

     NET INCOME

     In 1999, our net income decreased to $124.2 million from $145.8 million in 1998. Excluding the integration charge, net income was $140.6 million. The decrease in net income, excluding the integration charge, was primarily attributable to an increase in operating income and a decrease in minority interest offset by an increase in interest expense.

     Net income in 1998 was $145.8 million, a decrease from $204.1 million, before the special charges of $59.5 million ($40.4 million after taxes), in 1997. The decrease in net income is attributable to lower operating income and increases in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     We maintain a high level of current assets, primarily accounts receivable and inventories. Consolidated current assets as a percentage of total assets were approximately 75 percent at September 30, 2000, compared with 70 percent at September 30, 1999.

     The net amount of cash used for our operating activities during the first nine months of 2000 was $373 million, principally reflecting investments in working capital, offset, in part, by earnings for the nine months. The net amount of cash used for investing activities was $177.6 million, including $51 million for various capital expenditures, $92.7 million primarily for the acquisitions of Rapac Electronics Ltd., Tekelec Europe, Jakob Hatteland AS, and Dicopel S.A. de C.V., and $33.9 million for internet-related joint ventures. The net amount of cash provided by financing was $554.6 million, primarily reflecting borrowings under our commercial paper program, credit facilities, and various short-term bank borrowings.

     The net amount of cash provided by our operating activities during the first nine months of 1999 was $66.6 million, principally reflecting earnings, offset, in part, by investments in working capital. The net amount of cash used for investing activities was $523.6 million, including $62.7 million for various capital expenditures and $460.9 million principally for the acquisitions of Richey, EDG, the remaining 10% of Spoerle Electronic, the remaining interest in SupportNet, Inc., and the additional interest in Scientific and Business Minicomputers, Inc., as well as certain internet-related investments. The net amount of cash provided by financing activities was $356.8 million, reflecting borrowings under the company's credit facilities, offset, in part, by the repayment of Richey's 7.0% convertible subordinated notes and debentures and distributions to partners.

     In December 2000, we entered into a $400 million short-term credit facility scheduled to mature on March 19, 2001. If certain conditions are met, the facility maturity date may be extended to June 19, 2001, at our option. We used the proceeds of this facility to repay various short-term debt. We intend to repay the outstanding indebtedness of $400 million under this facility with a portion of the proceeds of this offering. See "Use of Proceeds."

     We are currently in negotiations with a number of financial institutions to refinance our $550 million 364-day credit facility scheduled to mature in March 2001 and our $650 million global multi-currency credit facility scheduled to mature in September 2001 with a new 364-day credit facility and a new multi-year credit facility. We anticipate that these transactions will close during the first quarter of 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in foreign currency exchange rates and interest rates.

     As a large international organization, we are exposed to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material impact on our financial results in the future. Our primary exposure relates to transactions in which the currency collected from customers is different from the currency utilized to purchase the product sold in Europe, the Asia/Pacific region, and Latin America. At the present time, we hedge only those currency exposures for which natural hedges do not exist. Anticipated foreign currency cash flows and earnings and investments in businesses in Europe, the Asia/Pacific region, and Latin America are not hedged as in many instances there are natural offsetting positions. The translation of the financial statements of the non-North American operations is impacted by fluctuations in foreign currency exchange rates. Had the various average foreign currency exchange rates remained the same during the first nine months of 2000 as compared with December 31, 1999,

2000 sales and operating income would have been $284 million and $27 million higher, respectively, than the reported results.

     Our interest expense, in part, is sensitive to the general level of interest rates in the Americas, Europe, and the Asia/Pacific region. We manage our exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio. At September 30, 2000, we had approximately 37 percent of our debt as fixed rate borrowings and 63 percent of our debt subject to variable rates. Interest expense would fluctuate by approximately $7 million if average interest rates had changed by one percentage point during the first nine months of 2000. This amount was determined by considering the impact of a hypothetical interest rate on our borrowing cost. This analysis does not consider the effect of the level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management could likely take actions to further mitigate any potential negative exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

                                    BUSINESS

BUSINESS OVERVIEW

     We are the world's largest distributor of electronic components and computer products to industrial and commercial customers. Spanning the world's three major electronics markets--the Americas, Europe, and the Asia/Pacific region--we offer an extensive global distribution network.

     We have one of the industry's broadest product offerings, or line cards, providing real-time access to a $1.9 billion inventory as of September 30, 2000 from more than 600 leading manufacturers. Through a network of more than 225 sales facilities and 19 distribution centers in 38 countries we deliver to more than 175,000 original equipment manufacturers and commercial customers the products, inventory solutions, materials management services, design, and technical support they need when, where and how they need them. We are the largest distributor for many of the world's leading semiconductor suppliers and one of the leading passive, electromechanical, and interconnect ("PEMCO") distribution resources in the industry.

     In 1999, revenues exceeded $9.3 billion with EBITDA and net income of $433 million and $141 million, respectively, excluding the special charge of $24.6 million ($16.5 million after taxes) associated with the integration of acquisitions. For the first nine months of 2000, revenues totaled approximately $9.3 billion with EBITDA and net income of $598 million and $249 million, respectively. In each of the first three quarters of 2000, sales, EBITDA, and net income were at record levels.

     Because we have a diverse mix of products and customers and a broad geographic reach, we do not rely upon any one supplier or type of product, and have limited exposure to technological change in the products we offer as well as limited risks related to our customers' business cycles and regional economic cycles.

     We have transitioned our business from its historical role of simple order fulfillment to an integral part of the supply chain. Suppliers rely on us to possess significant "demand creation" skills, on a global basis, and to serve as an integral resource to their own selling efforts.

     We also serve as a critical link in the management of our customers' own supply chain. Through our wide range of value-added services, we help our customers select the right technology and design and the most appropriate components, reduce time-to-market, lower costs, and enhance overall competitiveness. As manufacturing has moved to a just-in-time (JIT) basis, our expertise in supply-chain management enables us to deliver parts to our customers as needed. Contributing to this important role is our ability to profile our customers' product requirements--taking into consideration changing demand patterns and market fluctuations. Because of the breadth of our line card we can offer customers one-stop shopping, helping them to minimize their own costs. Over 64% of our North American revenues are derived from customers to whom we provide value-added services, reflecting our key role in the supply chain for suppliers and customers alike.

     The value-added services we offer include:

MANUFACTURING SERVICES              MATERIALS MANAGEMENT                PRODUCT ENHANCEMENT SERVICES
----------------------              --------------------------------    --------------------------------
Box Building                        Bill of Materials (BOM) Grading     Bar Coding
Component Programming               Bonded Inventory Management         Packaging
Connector and Cable Assembly        CARES (Auto Replenishment)          Serialization
Flat Panel Assembly Hardware        E-compass (Forecast and Order       Special Handling Procedures
  Configuration                     Management)                         Special Marking Tape and
Kitting                             In-plant Stores                     Reel Testing
Systems Integration                 Inventory Management                Software Integration
                                    JIT Inventory
                                    Primary and Proximity
                                    Warehousing
                                    Product Life Cycle Management
                                    Product Traceability
                                    Schedule Sharing

TECHNICAL SUPPORT                   ELECTRONIC COMMERCE                 FINANCIAL SERVICES
-----------------                   -------------------                 ------------------
Design-in Engineering Support       EDI                                 Consolidating
Field Application Engineers         Internet Ordering                   Invoicing
Marketing Support                   PRO-Series                          Specialized Financing
Product Education and               In-plant Terminals
  Certification
Technical Seminars
Technical Support
Technical Training

INDUSTRY OVERVIEW

     Our industry has undergone a significant transformation. Leading distributors must be more than stocking and marketing intermediaries. Their ability to fill a range of roles is paramount. Technical proficiency and demand creation, broad product offerings, innovative value-added programs, and a global presence contribute to the success of our suppliers and customers alike.

     Our industry has had strong long-term growth, yet is still subject to business cycles. Over the past 30 years our industry has grown at a 12% compound annual growth rate. Despite this growth, there are, periodically, industry-wide troughs driven principally by product supply and availability.

     Our financial performance through these cycles has changed significantly. During the down cycle of the mid 1980s, we suffered losses, while during the recessionary period of the early 1990s, we were marginally profitable. During the period from mid 1996 through 1999, the industry's longest and most severe recessionary cycle in the past three decades, our annual net income was never below $140 million, excluding non-recurring charges. We believe that if we are able to continue to successfully leverage our operating structure and cost efficiencies, we can position ourselves to not only reap the benefits of growth in our industry, but also better withstand the recessionary cycles.

     Our industry requires modest capital investments in "bricks and mortar." Instead, our cash requirements are most often tied to highly-liquid assets like receivables and inventory.

     Our industry's exposure to inventory risks is limited. It is the policy of most manufacturers to protect authorized distributors, like ourselves, against the potential write-down of semiconductor inventories due to technological change or manufacturers' price reductions. Under the terms of the related distributor agreements, and assuming the distributor complies with certain conditions, those suppliers are required to credit the distributor for inventory losses incurred through reductions in manufacturers' list prices. In addition, under the terms of many distributor agreements, the distributor has the right to return to the manufacturer for credit a defined portion of those inventory items purchased within a designated period of time. Approximately 65 percent of the dollar value of our inventory consists of semiconductors.

     A manufacturer who elects to terminate a distributor agreement is generally required to purchase from the distributor the total amount of its products carried in inventory. While these industry practices do not entirely protect us from inventory losses, we believe that they currently provide substantial protection from those losses.

STRATEGY

     Our strategy is to be the premier supply-chain partner for our customers and suppliers, assisting them throughout the supply chain--from concept through production. We believe we can achieve our strategy through:

     TECHNOLOGY-BASED SALES AND MARKETING TEAMS

     We seek to ensure that our sales force and engineers stay abreast of the latest technological developments. Our field application engineers are trained to understand the needs of our customers and to translate that information back to our suppliers. By understanding the state-of-the-art products of our suppliers, and the full potential of their application, our team will be able to provide maximum benefit to both our customers and our suppliers.

     BROAD ARRAY OF VALUE-ADDED SERVICES

     We strive to provide our customers with the broadest array of the value-added services they want in order to service their needs throughout the supply chain. These value-added services, including both physical and materials management, position us as a true partner to our customers. From kitting, to programming of parts, to procurement and materials management programs, to credit extension, we seek to strengthen the reliance our customers place in us.

     STATE-OF-THE-ART TECHNOLOGY, SYSTEMS AND LOGISTICS NETWORKS

     We continuously invest in the technology, the systems, and the logistics network needed to make our distribution operations more efficient. Then, we rely on this efficient network to generate economies of scale from increased business activity, which results in decreased operating costs as a percentage of our revenues.

     OPPORTUNISTIC ACQUISITIONS

     Our opportunistic acquisitions over the past 20 years have helped enable us to become the largest electronic components distributor in the world and to become a truly global distributor. They have also helped us to improve our operating efficiencies by giving us the additional business activity from which economies of scale are derived. We will continue to expand our reach, striving for a presence that serves the needs of our customers and suppliers around the globe.

     LEADERSHIP IN E-COMMERCE

     Our investments in the Internet, both directly through our internal efforts and externally through the joint ventures in which we participate, will enable our customers, suppliers, and shareholders to participate in the benefits to be derived from this emerging technology.

OVERVIEW BY REGION

     Our business has a significant presence in each of the world's three major markets. Our 1999 sales of $9.3 billion were generated as follows: 66% from the Americas, 26% from Europe, and 8% from the Asia/ Pacific region.

     NORTH AMERICA

     In North America, we are a leader in electronics distribution. Our operations are organized around two distinct operating groups, NACO and North American Computer Products ("NACP") groups:

     NACO offers a wide range of electronic components--principally semiconductors and PEMCO products (i.e., capacitors, resistors, potentiometers, power supplies, relays, switches, and connectors)--representing the industry's broadest line card. Sales totaled $3.6 billion and $3.9 billion in 1999 and for the first nine months of 2000, respectively, for this group.

     NACO consists of eight segmented marketing groups specifically positioned to provide business solutions tailored to match customer needs. These marketing groups are:

     - Arrow Contract Manufacturing Services Distribution Group focuses exclusively on providing industry expertise, extensive technical resources, and value-added services to contract manufacturers.

     - Arrow/Richey Electronics is one of the world's largest distributors of PEMCO products, and provides customers with comprehensive, innovative value-added services.

     - Arrow/Bell Components specializes in servicing the needs of small, medium, and emerging industrial OEMs in North America offering a complete line of semiconductor, PEMCO, and industrial computer products, as well as cable, mechanical, and assembly value-added services. Arrow/Bell's field application engineers provide dedicated semiconductor engineering support, design tools, and a broad technology base to assist customers throughout the product development and design cycle.

     - Arrow Semiconductor Group specializes in serving the semiconductor needs of the larger OEMs, interfacing with customers' engineers and product development teams to help select the right components that will minimize a product's time-to-market.

     - Arrow/Wyle Communications Group specializes in serving the semiconductor needs of communications and networking original equipment manufacturers, regardless of size.

     - Arrow/Zeus Electronics maintains support from design through production to the military, aerospace and other electronics industries offering high-reliability semiconductors and space products, commercial semiconductors, and industrial computer products, with military and aerospace inventories geared to meet crucial deadlines.

     - Arrow Alliance Group provides a full line card and a wide range of value-added services to large customers with complex needs.

     - Arrow Supplier Services Group manages all semiconductor supplier relationships, including the line card strategy, marketing programs and purchasing.

     NACP is a full-line technical distributor of computer systems, peripherals, and software to value-added resellers ("VARs") and industrial computer products, with an emphasis on being a leading distributor of mid-range work stations. Sales of this group totaled $2.6 billion and $1.8 billion in 1999 and for the first nine months of 2000, respectively.

     NACP consists of six segmented marketing groups as follows:

     - SBM is a leading distributor of Hewlett-Packard mid-range work stations operating on UNIX and NT platforms, offering sales, marketing, and technical support to its VARs.

     - SupportNet is a leading distributor of IBM mid-range work stations offering sales, marketing, and technical support to its VARs.

     - MOCA is a leading distributor of Sun Microsystems products, selling enterprise software, storage area networks, and Solaris operating systems which run on Sun Microsystems hardware and related professional services.

     - Arrow/Wyle Computer Products Group is a distributor offering technical solutions to OEM's, Compaq resellers and large complex customers who require computer products. Extensive product offerings include computer systems and servers, networking, peripherals, and an array of mass storage products, from disk drives to RAID systems.

     - Arrow Microtronica provides component and board level computer products to PC, server and storage subsystem builders and integrators representing the world's preeminent suppliers of CPUs, mass storage, memory, motherboards, and all other components and peripherals required to build a computer system.

     - Gates/Arrow is a full-line technical distributor of computer systems, peripherals, and software to VARs, offering a full range of computing platforms, from desktop systems to enterprise computing environments and technical assistance for most operating systems including UNIX, Netware, DOS, Windows, Windows NT, as well as Intel and RISC-based platforms.

     Arrow also serves the rapidly-developing markets in Argentina, Brazil, and Mexico through its recent majority investments in Elko, Panamericana, and Dicopel, respectively, leading electronic components distributors in each of these countries.

     EUROPE

     Our position in Europe has grown significantly since our initial entry into this market in 1985 with revenues totaling $2.4 billion in 1999, representing 26% of our worldwide total, and $2.6 billion for the first nine months of 2000.

     We are a recognized leader of pan-European components distribution. We have secured this position by recognizing that Europe is made up of unique sectors requiring different products and services, in effect cultivating a base of local knowledge supported by a global presence. Our product offering in Europe is more heavily weighted toward semiconductors, PEMCO products, and industrial computer products. We are organized into the following geographic regions to service the unique needs of our customers:

     - Northern Europe serves the U.K., Denmark, Finland, Ireland, Norway, and Sweden. Our joint venture in South Africa, Arrow-Altech, is also a part of this group.

     - Central Europe serves Germany, Austria, Belgium, the Netherlands, Switzerland, Poland, and the Czech Republic.

     - Southern Europe services Italy, France, Spain, Portugal, Israel, Greece, Hungary, Turkey, and Slovenia.

     ASIA/PACIFIC

     We are one of the largest distributors in this rapidly-growing region. Since our initial investment in this region in 1993, revenues have grown to more than $750 million in 1999 and we expect to exceed $1.3 billion in revenues in 2000. Our product offerings in the Asia/Pacific region largely consist of semiconductors, PEMCO, and industrial computer products. Headquartered in Hong Kong, we have offices in Australia, China, India, Malaysia, New Zealand, Singapore, South Korea, Taiwan, and Thailand. These areas are serviced by our regional distribution centers in Hong Kong, Malaysia, Taiwan, and Singapore.

     Our presence in the region has been strengthened by our joint venture with the Marubun Corporation, a leading independent components distributor in Japan. The joint venture sells electronic components to Japanese-owned customers in the Asia/Pacific region and the Americas.

INTERNET

     Because of our critical position in the supply chain and the increasing demand for value-added services, we believe that the Internet provides us with a valuable tool to better serve our suppliers' and customers' needs.

     We have utilized a two-prong approach to the Internet. Internally, we have a formalized organization, the Internet Business Group, that focuses on our corporate e-commerce activities and brings us to the Internet with a set of tools and services that makes it as easy for customers to do business with us over the Internet as by traditional means. In 1999, we launched an extensive suite of on-line, supply-chain management tools, arrow.com PRO-Series. The result of extensive research and testing, PRO-Series gives customers Internet-based, 24-hour access to our inventory, plus the ability to place, modify, monitor, and manage every order on-line. We believe PRO-Series is the only on-line, supply-chain management tool that provides:

     - Real-time multi-line quotes;

     - Customer-specific pricing;

     - Spot and scheduled ordering on account;

     - Ability to change quantity, change data, cancel orders;

     - Return authorization; and

     - Real-time integration with our sales team.

     The second prong of our approach to the Internet has been to make strategic investments in select Internet start-up companies to access certain market segments that we do not currently reach. To date, we have made six such investments, including investments in companies targeted at Internet buyers and sellers of excess components, companies providing technical design resources for engineers for utilization in prototype development, and companies providing supply-chain management tools.

ACQUISITIONS

     The electronics distribution market has undergone a period of consolidation. In 1970, we were ranked number eleven in our industry based upon annual revenues. Today, to a large extent resulting from our acquisition strategy, we are ranked number one. Since 1985, we have made more than 50 acquisitions and strategic investments. We believe we were the first distributor to develop and execute a strategy to build a pan-European distribution network and the first North American distributor to enter the Asia/Pacific region, building one of the largest regional distribution networks. Our approach is to acquire companies that are recognized leaders in their respective markets, share our operating philosophies and values, and possess strong, accomplished managers.

     Our acquisitions over the past 15 years have provided us with access to experienced sales and marketing teams, new supplier relationships, strong entrepreneurial managers, facilities and value-added centers, technical expertise, new customer markets, geographic reach, and the ability to gain greater operating leverage.

     Although one of the key challenges in any acquisition is the integration of the acquired organization, we believe that one of the key attributes of our organization is our ability to integrate all of our North American acquisitions, and many of our international acquisitions, into our operating systems with a minimal amount of disruption to either business. A successful integration creates significant synergies, which lower our fixed costs as a percentage of revenues. The synergies are principally from areas such as systems, facilities, logistics centers, and related personnel, as well as personnel in finance, human resources, and operations. For example, in January 1999, we acquired both Richey Electronics, Inc. and the electronics distribution business of Bell Industries, Inc. and by late 1999 we had identified and eliminated significant duplicative annual costs. The sales and marketing forces, however, are generally not rationalized. Instead, we utilize these larger teams to gain greater penetration in the market.

THE WYLE ACQUISITION

     In early August 2000, a consortium consisting of ourselves, an affiliate of Schroder Ventures, and another distributor, agreed to purchase the VEBA Electronics Group from Germany-based E.ON AG (formerly VEBA AG) for approximately $2.35 billion in cash, including the assumption of debt. The VEBA Electronics Group reported 1999 sales of $5.5 billion. On October 16, 2000, we completed the acquisition of E.ON's U.S.-based operations: Wyle Components, Wyle Systems, and the U.S.-based portion of E.ON's logistics unit, ATLAS. Together, these entities reported combined 1999 sales in North America of about $2 billion.

     The Wyle businesses complement our existing distribution businesses in North America. Wyle brings a focused group of technical specialists to the market who will now be better positioned to deliver to its customers our broader and richer array of value-added services. We are fully committed to the integration of the best practices and people of the Wyle operations. Additionally, several new suppliers will be added to our line card. As has been the case with prior acquisitions, we expect the acquisition of the Wyle Companies to produce sizable synergies.

     Wyle Components is a franchised distributor for both broadline and proprietary semiconductor suppliers in North America. Wyle Components serves customers in various markets, including networking and communications, computing, contract manufacturing, instrumentation, transportation, and industrial controls. The merger of Wyle Components with our North American Components Operations effectively combines our superior supply-chain management tools and broad line card with Wyle's strong demand creation capabilities. Wyle Components had revenues of almost $1.3 billion in 1999 and $1.4 billion for the first nine months of 2000.

     Wyle Systems is a distributor of computer products with a strong market presence in the western United States. Our merger with Wyle Systems nearly doubles our OEM systems sales and systems configuration business, expands our line card, and strengthens our relationships with suppliers. Wyle Systems had revenues of $642 million in 1999 and $513 million for the first nine months of 2000.

     Wyle Systems has three business units: the OEM Systems Division, the Technical Solutions Division, and the Commercial Systems Division.

     The OEM Systems Division (OSD) provides three types of outsourcing services to OEMs: (1) manufacturing services, such as systems integration--integrating a combination of off-the-shelf products, such as boards, memory and microprocessors, and unique or custom products into end products for OEM customers, (2) engineering support, and (3) logistic and supply chain management, including drop-ship management, on- and off-site consignment management, export control and compliance management, and traffic management.

     The Technical Solutions Division (TSD) provides services similar to those of the OEM Systems Division. However, while the OSD serves OEMs, the TSD's customers are application VARs, systems integrators, and end users, with greater concentration on engineering support and less on manufacturing services.

     TSD also provides three types of outsourcing services to VARs and end users: integration services, systems engineering support, and just-in-time delivery.

     The Commercial Systems Division (CSD) services systems and PC integrators by acting as a volume distributor of commodity products, such as Quantum low-end storage products. The Commercial Systems Division targets the top 100 PC and systems integrators in the United States with an outside sales force and also concentrates on Intel product dealers with an internal group.

THE MOCA ACQUISITION

     On October 31, 2000, we acquired MOCA for an initial purchase price of $115 million in cash plus the assumption or repayment of approximately $57 million of off-balance sheet financing. The acquisition agreement provides that the purchase price may be increased by up to an additional $37.5 million based upon future developments with respect to MOCA's business. MOCA is a distributor of Sun Microsystems products, selling enterprise software, storage area networks, and Solaris operating systems which run on Sun Microsystems hardware and related professional services.

                                   MANAGEMENT

NAME                                         AGE                         POSITION
----                                         ---                         --------
Stephen Kaufman...........................   59       Chairman
Francis M. Scricco........................   51       President and Chief Executive Officer
Robert E. Klatell.........................   55       Executive Vice President, General Counsel and
                                                      Secretary
Sam R. Leno...............................   55       Senior Vice President and Chief Financial
                                                      Officer
Betty Jane Scheihing......................   52       Senior Vice President
Steven W. Menefee.........................   55       Senior Vice President and President of Arrow
                                                      Asia
Arthur H. Baer............................   54       Vice President and President of Arrow Europe
Michael J. Long...........................   42       Vice President and President of the North
                                                      American Computer Products Group
Jan M. Salsgiver..........................   44       Vice President and President of the North
                                                      American Components Organization

     Stephen P. Kaufman joined Arrow as president of our Electronics Distribution Division in 1982. He was appointed President and Chief Operating Officer of Arrow in 1985. He served as Chief Executive Officer from 1986 through July 2000, and has served as Chairman since May 1994. Prior to this, he served in executive capacities with Midland-Ross Corporation and ten years prior to that, was associated with McKinsey and Company, management consultants, where he was a partner from 1976 to 1980. He serves on the Board of Directors for Harris Corporation and Polaroid Corporation.

     Francis M. Scricco has been President since June 1999 and was appointed Chief Executive Officer in July 2000. From March 1994 through August 1997 he was Group Vice President at Fischer Scientific International, Inc. Prior thereto, he was President of Whirlpool Canada. He has also held positions with the General Electric Company and The Boston Consulting Group.

     Robert E. Klatell has been Executive Vice President since July 1995 and has served as our Senior Vice President, General Counsel and Secretary for more than six years. He also served as Chief Financial Officer from January 1992 to April 1996 and Treasurer from 1990 to April 1996.

     Sam R. Leno was appointed Senior Vice President and Chief Financial Officer effective March 1999. From July 1995 through February 1999, he served as Executive Vice President and Chief Financial Officer of Corporate Express, Inc. Prior thereto he was Chief Financial Officer of a mid-sized healthcare company and for twenty-three years prior thereto he served in various financial positions at Baxter International.

     Betty Jane Scheihing has been Senior Vice President since May 1996 and served as a Vice President for more than five years prior thereto.

     Steven W. Menefee has been Senior Vice President of the company since July 1995 and served as a Vice President for more than five years prior thereto. In addition, he was appointed President of Arrow Asia in September 1998.

     Arthur H. Baer was named President of Arrow Europe and a Vice President in January 2000. Prior to joining Arrow, he was President of Hudson Valley Publishing, Inc. from February 1998 through December 1999 and President of Xyan, Inc. from 1996 through February 1998. Prior thereto, he served as Dean of the College of Business Administration at Drexel University from May 1993 through April 1996.

     Michael J. Long has been President and Chief Operating Officer of the North American Computer Products Group since July 1999. In addition, he has been a Vice President for more than five years and President of Gates/Arrow Distributing since November 1995. Prior thereto he was President of Capstone Electronics since 1994.

     Jan M. Salsgiver has been President of NACO since July 1999. Prior thereto, she served as President of the Arrow Supplier Services Group since its inception in January 1998. Prior thereto, she was President of the Arrow/Schweber Electronics Group since November 1995 and President of Zeus Electronics from July 1993 to November 1995. In addition, she has been a Vice President for more than five years.

                           DESCRIPTION OF DEBENTURES

     The debentures will be issued under an indenture dated as of January 15, 1997 between us and The Bank of New York, as trustee. We have summarized the material terms and provisions of the debentures in this section, which supplement the terms of the senior debt securities contained in the prospectus. In addition to the material terms of the debentures contained in this prospectus supplement, you should read the description of the indenture contained in the prospectus for additional information regarding your rights as a holder of the debentures before you buy any of these debentures. References in this section to "us," "we" and "our" are solely to Arrow and not to our subsidiaries. References in this section to the "indenture" shall mean the indenture, as supplemented by the supplemental indenture relating to the debentures. In the event of any inconsistency between the terms of the debentures contained in this prospectus supplement and the provisions of the indenture contained in the prospectus, the terms contained in this prospectus supplement shall control with respect to the debentures.

GENERAL; RANKING

     The debentures will be unsecured and unsubordinated obligations of our company and are pari passu in right of payment with all of our existing and future unsubordinated and unsecured obligations. The debentures are limited to $1,325,000,000 aggregate principal amount at maturity, plus an additional $198,750,000 aggregate principal amount at maturity if the underwriters' over-allotment option is exercised in full. The debentures are scheduled to mature on February 21, 2021. The debentures are being offered at a substantial discount from their principal amount at maturity and will therefore have original issue discount for U.S. federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

     There will be no periodic cash payments of interest on the debentures, except as described under "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." In periods during which a debenture remains outstanding, the accrual of original issue discount (the difference between the issue price of a debenture and its principal amount at maturity) will be compounded semi-annually using a year composed of twelve 30-day months. The accrual of original issue discount will commence on the date the debentures are issued. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue upon conversion, repurchase or redemption of the debentures under the terms of the debentures. The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the trustee, or any other office of the paying agent maintained for this purpose. You may present debentures for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. The trustee will initially serve as paying agent, conversion agent and registrar. We will not impose a service charge for any registration, transfer or exchange of debentures. However, we may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

CONVERSION OF DEBENTURES BY HOLDERS

     You may convert your debentures into shares of our common stock at any time prior to maturity. However, if we elect to redeem a debenture, you may convert it only up to three business days prior to a redemption date, unless we fail to pay the redemption price. If you have delivered a repurchase notice exercising your option to require us to repurchase your debenture, you may not convert the debenture unless you withdraw the notice in accordance with the terms of the indenture. Similarly, if you exercise your option to require us to repurchase your debenture upon a Fundamental Change (as defined in the indenture), that debenture may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your debentures in whole or in part provided that you convert them in multiples of $1,000 principal amount at maturity. We will deliver the shares issuable upon any conversion to the trustee no later than the close of business on the seventh business day following the conversion date.

     The initial conversion rate is 11.972 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. If, on conversion, you would be entitled to a fractional share of common stock, you will instead receive cash in an amount equal to the closing price of shares of our common stock on the trading day immediately prior to the conversion date multiplied by such fraction.

     You will not receive any cash payment on conversion of a debenture representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. Consequently, our delivery to you of the fixed number of shares of our common stock into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional share of our common stock, will be deemed to satisfy our obligation to pay the principal amount at maturity of the debenture, including accrued original issue discount attributable to the period from the issue date to the conversion date. We will not adjust the conversion ratio to account for accrued original issue discount.

     The conversion date is the date on which all of the requirements for delivery of the debenture for conversion have been satisfied.

     The conversion rate is subject to adjustment to prevent dilution upon the occurrence of any one of the following events:

     (1) the issuance of our common stock as a dividend or distribution on our common stock;

     (2) the issuance to our stockholders of rights or warrants to purchase our common stock at below market price;

     (3) certain subdivisions, combinations and reclassifications of our outstanding common stock;

     (4) distributions to all our common stockholders of our capital stock, debt securities, or other assets, excluding distributions of:

        - common stock in the manner described in item (1) above;

        - rights or warrants in the manner described in item (2) above; or

        - cash in the manner described in item (5) below;

     (5) cash distributions, excluding any quarterly cash dividend on our common stock if the quarterly distribution does not exceed the greater of:

        - the cash dividend per share from the previous quarter not requiring an adjustment under this provision, as adjusted to reflect subdivisions or combinations of our common stock; or

        - 3.75% of the average of the last reported sales price of the common stock during the 10 trading days immediately prior to the dividend declaration date;

     (6) payment in respect of a tender offer or exchange offer by us or any of our subsidiaries for our common stock if the price per share exceeds the current market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made; and

     (7) payment in respect of certain tender offers or exchange offers by a third party in which, as of the closing or expiration date of such offer, our board of directors does not recommend rejection of the offer, in which case an adjustment will be made only if:

        - the tender offer or exchange offer increases the ownership of the person making the offer to more than 25% of our common stock; and

        - the cash and other consideration paid exceeds the market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made.

     If an adjustment were required to be made under item (5) above as a result of a quarterly distribution, the adjustment would be based upon the amount by which the cash distributed exceeded the maximum quarterly dividend permitted under that item. If an adjustment were required to be made under item (5) as a result of a distribution other than a quarterly dividend, the adjustment would be based upon the full amount of cash distributed. The adjustment referred to in item (7) above will not be made if, as of the closing of the tender offer or exchange offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation, merger or sale of all or substantially all our assets.

     If our common stockholders become entitled to receive stock, other securities, property, cash or other assets upon any reclassification of our common stock, any consolidation or merger involving us, or any sale to another entity of substantially all of our assets, then you will generally be able to convert your debentures into the same type of consideration received by our common stockholders as if you had done so immediately prior to the triggering event.

     We may increase the conversion rate for a period of at least 20 days so long as:

     - the increase remains irrevocable during that period; and

     - our board of directors determines that the increase is in our best interest, which determination shall be conclusive.

     We must give at least seven days' advance notice of any increase in the conversion rate. In addition to increases in the conversion rate of the type described above, we may increase the conversion rate as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our stock, or rights to acquire stock, or from any event treated as a dividend, distribution or right to acquire our stock for income tax purposes. See "Certain United States Federal Income Tax Considerations."

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock, any securities convertible into or exchangeable for our common stock or any rights to purchase any of the foregoing.

     If, following a tax event, we exercise our option to have interest accrue on a debenture in lieu of original issue discount, you will be entitled to receive on conversion the same number of shares of common stock that you would have received had we not exercised our option. If we exercise our option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date (except debentures to be redeemed on the next interest payment date) must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that you are to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. See "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     In the event of a taxable distribution to our common stockholders or in certain other circumstances requiring an adjustment to the conversion rate, the debenture holders may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Considerations."

REDEMPTION OF DEBENTURES AT OUR OPTION

     We may not redeem the debentures before February 21, 2006. Beginning on February 21, 2006, we may redeem the debentures for cash in whole or in part at any time, by mailing a redemption notice to the debenture holders not less than 30 days nor more than 60 days prior to the redemption date. You can convert the debentures after they are called for redemption at any time up to three business days prior to the redemption date.

     The redemption price will be an amount in cash equal to 100% of the sum of:

     - $452.89, the original issue price per $1,000 principal amount; and

     - accrued original issue discount up to and including the date of redemption.

     The debentures will be redeemable in multiples of $1,000 principal amount at maturity. There is no sinking fund for the debentures.

     The table below shows redemption prices of debentures per $1,000 principal amount at maturity at February 21, 2006, and at each February 21 thereafter until maturity on February 21, 2021. These redemption prices reflect accrued original issue discount up to and including each redemption date. The redemption price of a debenture redeemed between any two of the dates listed below would include an additional amount reflecting original issue discount accrued from the next preceding redemption date through the actual date of redemption.

                                                                    (2)
                                                                  ACCRUED
                                                    (1)        ORIGINAL ISSUE          (3)
                                                 DEBENTURE        DISCOUNT         REDEMPTION
                                                ISSUE PRICE       AT 4.0%        PRICE (1) + (2)
                                                -----------    --------------    ---------------
February 21, 2006.............................    $452.89         $ 99.19           $  552.08
February 21, 2007.............................    $452.89         $121.49           $  574.38
February 21, 2008.............................    $452.89         $144.69           $  597.58
February 21, 2009.............................    $452.89         $168.84           $  621.73
February 21, 2010.............................    $452.89         $193.95           $  646.84
February 21, 2011.............................    $452.89         $220.09           $  672.98
February 21, 2012.............................    $452.89         $247.27           $  700.16
February 21, 2013.............................    $452.89         $275.56           $  728.45
February 21, 2014.............................    $452.89         $304.99           $  757.88
February 21, 2015.............................    $452.89         $335.61           $  788.50
February 21, 2016.............................    $452.89         $367.46           $  820.35
February 21, 2017.............................    $452.89         $400.60           $  853.49
February 21, 2018.............................    $452.89         $435.09           $  887.98
February 21, 2019.............................    $452.89         $470.96           $  923.85
February 21, 2020.............................    $452.89         $508.28           $  961.17
At Stated Maturity (February 21, 2021)........    $452.89         $547.11           $1,000.00

     If we elect to convert the debentures to semiannual coupon debentures following a tax event, the debentures will be redeemable at the Restated Principal Amount (as described below) plus accrued and unpaid interest, if any, to the applicable redemption date.

     If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your certificated debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under "Book Entry System".

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     You have the right to require us to repurchase the debentures on February 21, 2006, February 21, 2011 and February 21, 2016. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a debenture will be equal to the issue price plus accrued original issue discount through the repurchase date. If, prior to the repurchase date, we have elected to convert the debentures to semiannual coupon debentures following a tax event, the repurchase price will be equal to the Restated Principal Amount plus accrued and unpaid interest to the repurchase date. See "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The table below shows the repurchase prices of a debenture as of the specified repurchase dates.

REPURCHASE DATE                                               REPURCHASE PRICE
---------------                                               ----------------
February 21, 2006...........................................      $552.08
February 21, 2011...........................................      $672.98
February 21, 2016...........................................      $820.35

     We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of the two. For a discussion of the tax treatment of debenture holders receiving cash, shares of our common stock or both, see "Certain United States Federal Income Tax Considerations."

     If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by the market price (as defined below) of our common stock. We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Debenture holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

     Your right to require us to repurchase debentures is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

     The repurchase notice must state:

     (1) if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

     (2) the portion of the principal amount at maturity of debentures to be repurchased, which must be in $1,000 multiples;

     (3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

     (4) your election, in the event that we decide to pay all or a portion of the repurchase price in shares of our common stock but prove unable to satisfy the conditions for common stock payment and ultimately have to pay cash, to:

        - withdraw your repurchase notice with respect to all or a portion of the debentures listed therein; or

        - receive cash for the entire repurchase price for all the debentures listed in your repurchase notice.

     If you fail to indicate your election under item (4) above, you will be deemed to have elected to receive cash for the entire repurchase price for all the debentures listed in your repurchase notice.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

     - the principal amount at maturity of the withdrawn debentures;

     - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

     - the principal amount at maturity, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the repurchase price of the debentures in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

     - if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate "market price" of the common stock; and

     - the procedures that holders must follow to require us to repurchase their debentures.

     The "market price" means the average sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (assuming the third business day prior to the applicable repurchase date is a trading day, or if not, the five trading days ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

     The "sale price" of our common stock on any date means the closing sale price per share of our common stock on that date (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported on the New York Stock Exchange.

     Because the market price of our common stock will be determined prior to the applicable repurchase date, debenture holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of our common stock only if our common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

     Upon determination of the actual number of shares of our common stock to be issued in accordance with the foregoing provisions, if required, we will notify the securities exchanges or quotation systems on which our common stock is then listed or quoted and disseminate the number of shares to be issued on our website or through another public medium.

     Our right to repurchase your debentures, in whole or in part, with shares of our common stock is subject to various conditions, including:

     - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required; and

     - qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom.

     If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the debentures to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the debenture holders the required notice, except as described in the preceding sentence.

     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after the date:

     - the debenture will cease to be outstanding;

     - original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, interest) will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent, and all other rights of the debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.

     Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. The indenture will prohibit us from repurchasing debentures for cash from debenture holders if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

     Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. If this were to occur, we could be required to issue shares of our common stock to pay the repurchase price at valuations based on then prevailing market prices for all debentures tendered by their holders.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

REPURCHASE AT THE OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

     If we undergo a Fundamental Change (as defined below), you will have the option to require us to purchase for cash any or all of your debentures on a purchase date that is 30 days after the date we provide you with notice of such Fundamental Change. We will pay a purchase price equal to the issue price plus accrued original issue discount through the purchase date or, if applicable, the Restated Principal Amount plus accrued and unpaid interest through the date of purchase. You may require us to purchase all or any part of your debentures provided that the principal amount at maturity of the debentures being purchased is an integral multiple of $1,000.

     A "Fundamental Change" is the occurrence of any transaction or event in connection with which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or any other method) any form of consideration which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq's National Market or any similar United States system of automated dissemination of quotations of securities prices.

     In order to exercise your right to require us to repurchase your debentures upon a Fundamental Change, you must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be repurchased. You may withdraw the notice by delivering a written withdrawal notice to the paying agent before the repurchase date. On or before the 10th day following a

Fundamental Change, we are required to mail to the trustee and all debenture holders of record a written notice:

     - stating that a Fundamental Change has occurred; and

     - explaining the repurchase rights that have arisen as a consequence of the Fundamental Change.

To exercise your repurchase right, you must deliver to us (or our designated agent) within 30 days after the date of our Fundamental Change notice:

     - written notice of your election to exercise your repurchase right; and

     - the debentures to be repurchased duly endorsed for transfer.

Payment for debentures surrendered for repurchase (and not withdrawn) prior to the expiration of the 30-day period will be made promptly following the repurchase date.

     If, following a tax event, we have previously exercised our option to pay interest on the debentures instead of accruing original issue discount, we will purchase the debentures at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date we exercised our option. See "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     In the event of a Fundamental Change, we will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time we repurchase the debentures. We will also file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

     The repurchase rights of the debenture holders could discourage a potential acquirer from acquiring us, but the Fundamental Change repurchase feature does not result from management's knowledge of any potential acquirer's attempt to obtain control of us, nor is it part of an anti-takeover strategy on the part of management.

     The term "Fundamental Change" is limited to specific types of transactions and does not include other events that might adversely affect our financial condition. Moreover, the Fundamental Change repurchase feature may not protect you in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving or affecting us.

     No debentures may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "--Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the Fundamental Change purchase price with respect to the debentures.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON DEBENTURES UPON A TAX EVENT

     We have the option to convert the debentures to interest-bearing debentures following a tax event. From and after the date a tax event occurs, we may elect to pay interest at 4.00% per year on the debentures instead of accruing original issue discount. The principal amount will be restated as the sum of (A) the issue price and (B) the amount of original issue discount accrued up to the date we exercise our conversion option. This "Restated Principal Amount" will then be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the date we exercise our conversion option and will be payable semiannually on February 21 to holders of record on the immediately preceding February 6 and on August 21 to holders of record on the immediately preceding August 6.

     A tax event occurs when we receive an opinion from tax counsel stating that, for United States federal income tax purposes, there is more than an insubstantial risk that all or a portion of the interest, including original issue discount, payable on the debentures would not be deductible by us either (A) on a current accrual basis or (B) under any other method, as a result of either:

     - any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities; or

     - any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     If an event of default has occurred and is continuing, the indenture provides that either the trustee or the holders of at least 25% in aggregate principal amount at maturity of the debentures then outstanding, in the case of an event of default described under paragraphs (1) and (2) below under the definition of events of default, or the holders of 25% in aggregate principal amount of the debt securities of all affected series then issued and outstanding under the indenture, in the case of an event of default specified under paragraph (3) under the definition of events of default, may declare due and payable:

     - the issue price of the debentures (or, if the debentures are converted to interest-bearing debentures following a tax event, the Restated Principal Amount); plus

     - original issue discount accrued and unpaid on the debentures to the date of the declaration (or, if the debentures are converted to interest-bearing debentures following a tax event, interest accrued and unpaid on the debentures to the date of the declaration).

     In the case of certain events of bankruptcy or insolvency, the issue price plus original issue discount accrued and unpaid on the debentures to the date of the event (or, if the debentures are converted to interest-bearing debentures following a tax event, the Restated Principal Amount plus interest accrued and unpaid on the debentures to the date of the event) will automatically become immediately due and payable.

     Under circumstances specified in the indenture, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration of the debentures so that they will not become immediately due and payable.

     Cash interest will accrue at the rate of 4.00% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price plus accrued original issue discount (or, if the debentures are converted to interest-bearing debentures following a tax event, the Restated Principal Amount plus accrued and unpaid interest) to the extent such payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures (except as provided in the first sentence of this paragraph), will cease to accrue after declaration of acceleration.

     The following constitute events of default under the indenture with respect to the debentures:

     (1) our failure to pay any of the following when each becomes due and payable:

        - the principal amount of the debentures (or, if the debentures have been converted to interest-bearing debentures following a tax event, the Restated Principal Amount) at stated maturity;

        - the issue price;

        - accrued and unpaid original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, accrued and unpaid interest);

        - redemption price;

        - repurchase price; or

        - Fundamental Change purchase price;

     (2) our failure for 30 days to pay any interest (assuming conversion of the debentures to interest-bearing debentures following a tax event) due on the debentures;

     (3) our failure to comply with any of our covenants or agreements set forth in the indenture or the debentures for 30 days after written notice by the trustee or by the holders of at least 25% in principal amount at maturity of the outstanding debentures;

     (4) certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any of our Restricted Subsidiaries, as such term is defined in the prospectus under "Description of Debt Securities--Certain Definitions."

     The trustee will give notice to the debenture holders of any continuing default known to the trustee within 90 days after the trustee becomes aware of it. However, the trustee may withhold notice to the debenture holders of any default or event of default, except for defaults in any payment on the debentures, if the trustee considers it in the best interest of the debenture holders to do so.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, place and method of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, such direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before exercising any right or power under the indenture at the direction of the debenture holders, the trustee will be entitled to receive security or indemnity satisfactory to the trustee against the costs, expenses and liabilities incurred by the trustee in complying with the direction of the debenture holders. No debenture holder will have any right to pursue any remedy with respect to the indenture or the debentures unless:

     (1) the debenture holder has previously given us and the trustee written notice of a continuing event of default;

     (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

     (3) the debenture holder or holders have offered the trustee indemnity satisfactory to the trustee;

     (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days of the trustee's receipt of the request; and

     (5) the trustee has failed to comply with the request within a 60-day period.

     However, none of the following rights of any debenture holder may be impaired or adversely affected without the debenture holder's consent:

     (1) the right to receive payments of principal (including the issue price and accrued original issue discount) or interest in respect of any default in payment under a debenture on or after the due date;

     (2) the right to institute suit for the enforcement of any payments or conversion; or

     (3) the right to convert debentures.

     The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

     - any default in any payment on the debentures;

     - any default with respect to the conversion rights of the debentures; or

     - any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under the caption entitled "--Modification and Waiver" below.

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture.

MODIFICATION AND WAIVER

     In addition to the provisions contained under "Description of Debt Securities--Modification of the Indenture" in the prospectus, we may not amend, modify or supplement the indenture without the consent of each holder affected if the effect of such amendment, modification or supplement would be to:

     (1) reduce the repurchase price or Fundamental Change purchase price;

     (2) alter the manner or rate of accrual of original issue discount or interest, if any;

     (3) make any debenture payable in money or securities of a type other than that stated in the debentures;

     (4) impair the right to institute suit for payment under, or conversion of, the debentures;

     (5) reduce the quorum or voting requirements under the indenture;

     (6) change any obligation of Arrow to maintain an office or agency in the places and for the purposes specified in the indenture; or

     (7) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a Fundamental Change.

PAYMENT AND PAYING AGENTS

     Payments on the debentures not made in shares of our common stock will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

     The trustee initially will be designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed The Bank of New York as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the debentures and of common stock into which the debentures may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the "IRS") might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of debentures or common stock could differ from those described below. The summary generally applies only to holders that are U.S. holders that purchase debentures in the initial offering at their issue price and hold the debentures or common stock as "capital assets" (generally, for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws or the effects of any applicable foreign, state, or local laws.

     INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

     As used herein, the term "U.S. holder" means a holder of a debenture or common stock that is, for U.S. federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any state therein;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

ORIGINAL ISSUE DISCOUNT

     Because the debentures do not provide for payments of fixed periodic interest, they will be sold at a discount from their principal amount at maturity. Investors will in effect receive interest at maturity, unless the debentures are converted or redeemed before then, by receiving a principal amount greater than the issue price of the debentures. Because this excess of principal over issue price is economically equivalent to interest, the U.S. tax rules require that this amount (referred to as "original issue discount") be recognized as interest income over the term of the debentures. The amount of accrued interest for each period is determined under a constant yield method, so that the accrued interest for any period equals a constant percentage of the holder's investment (including the original purchase price of the debenture plus any previously accrued interest). Because the holder's investment increases each period, the amount of interest income for each period will increase as the debentures get closer to maturity.

     We will be required to furnish annually to the IRS and to certain noncorporate holders information regarding the amount of original issue discount allocable to the year. For this purpose, we will use six-month accrual periods that begin or end on the maturity date of the debentures.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

     Except as described below, a holder will recognize capital gain or loss if the holder disposes of a debenture in a sale, redemption or exchange other than a conversion of the debenture into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the debenture. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the debenture. The holder's tax basis in the debenture will generally equal the amount the holder paid for the debenture, increased by previously accrued original issue discount. The gain or loss recognized by a holder on a disposition of the debenture will be long-term capital gain or loss if the holder held the debenture for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitation.

     If a holder elects to exercise his option to tender debentures to us on a February 21, 2006, February 21, 2011 or February 21, 2016 purchase date and we issue common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If we pay the purchase price solely in common stock, the holder generally should not recognize any gain or loss. If we pay the purchase price with a combination of common stock and cash, the holder would be required to recognize any gain realized, but only to the extent of the cash received. The holder would not be allowed to recognize any loss. Because the price we will pay will equal the issue price plus accrued original issue discount, however, the amount received by an initial holder should equal the holder's tax basis and the holder should not realize any gain or loss. If we pay all or part of the purchase price with common stock and the holder receives cash in lieu of a fractional share of stock, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. A holder's initial tax basis in his common stock (including any fractional share) should equal the holder's adjusted basis in the debentures tendered, increased by the amount of gain recognized and decreased by the amount of cash received. The holder's holding period for his common stock should include the period during which the holder held his debentures. The holding period for common stock attributable to original issue discount, however, might begin on the day following the exchange date.

CONVERSION OF THE DEBENTURES

     A holder generally will not recognize any income, gain or loss on converting a debenture into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as described in the preceding paragraph. The holder's holding period for the stock will include the period during which he or she held the debenture. The holding period for common stock attributable to original issue discount, however, might begin on the day following conversion.

DIVIDENDS

     If, after a holder converts a debenture into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

     The terms of the debentures allow for changes in the conversion rate of the debentures in certain circumstances. A change in conversion price that allows debentureholders to receive more shares of common stock on conversion may increase the debentureholders' proportionate interests in our earnings and profits or assets. In that case, the debentureholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the debentureholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate debentureholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow debentureholders to receive more stock on conversion, however, increase the debentureholders' proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the debentureholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the debentureholders' interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

SALE OF COMMON STOCK

     A holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20 percent, while the deductibility of capital losses is subject to limitation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest (including original issue discount), dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of dividends to individual holders of common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     Payments made to holders by a broker upon a sale of debentures or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business. Any amounts withheld from a payment to a holder of debentures or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

TAX EVENT

     The modification of the terms of the debentures by us upon a tax event as described in "Description of Debentures--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event," could alter the timing of income recognition by the holders regarding the semiannual payments of interest due after the option exercise date.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR DEBENTURES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the following principal amounts at maturity of debentures:

NAME                                                            PRINCIPAL AMOUNT
----                                                            -----------------
Morgan Stanley & Co. Incorporated...........................    $  927,500,000.00
Credit Suisse First Boston Corporation......................       198,750,000.00
Goldman, Sachs & Co. .......................................        66,250,000.00
Banc of America Securities LLC..............................        44,166,666.67
J.P. Morgan Securities Inc. ................................        44,166,666.67
Robertson Stephens, Inc. ...................................        44,166,666.67
                                                                -----------------
Total.......................................................    $1,325,000,000.00
                                                                =================

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the debentures offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the debentures offered by this prospectus supplement if any such debentures are taken. However, the underwriters are not required to take or pay for the debentures covered by the underwriters over-allotment option described below.

     The underwriters initially propose to offer part of the debentures directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $6.793 per debenture. After the debentures are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters named on the cover page of this prospectus supplement.

     We have granted to the underwriters an option, exercisable within 30 days of the date of this prospectus supplement, to purchase up to an additional $198,750,000 aggregate principal amount at maturity of the debentures at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments if any, made in connection with the offering of debentures offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional debentures as the underwriter purchased in the original offering. If the underwriters' option is exercised in full, the total price to the public would be $690,091,138, the total underwriters' discounts and commissions would be $17,252,278 and total proceeds to us would be $672,838,860.

     The debentures are a new issue of securities with no established trading market. The underwriters have advised us that they presently intend to make a market in the debentures as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the debentures and any such market-making activity may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we cannot assure you as to the liquidity of, or trading markets for, the debentures.

     We, our directors and our executive officers are agreeing that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days after the date of this prospectus supplement:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     We may, without such consent, however:

     - issue and sell the debentures offered hereby;

     - issue the common stock issuable upon conversion of the debentures; and

     - grant options or issue and sell stock upon the exercise of outstanding stock options or otherwise pursuant to our stock option or employee stock purchase plans;

and, with respect to Messrs. Kaufman and Klatell, they may, without such consent, contract to sell and sell up to 1,000,000 shares and 120,000 shares of common stock, respectively, after five trading days from the date of pricing of this offering.

     In order to facilitate the offering of the debentures and the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debentures or the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the debentures for their own account. In addition, to cover over-allotments or to stabilize the price of the debentures, the underwriters may bid for, and purchase, the debentures or shares of the common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the debentures in the offering, if the syndicate repurchases previously distributed debentures in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the debentures or the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, the underwriters or their affiliates may provide investment banking services to us, for which they have received customary compensation. We will apply $400 million of the net proceeds of this offering to repay our short-term indebtedness to Morgan Stanley & Co. Incorporated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the debentures will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP. Certain legal matters will be passed on for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements of Arrow Electronics, Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference in the prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated February 16, 2000 incorporated in the prospectus by reference and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The audited historical financial statements of the Wyle Electronics Group incorporated in this prospectus supplement by reference to our Form 8-K dated September 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2001

                           REGISTRATION NO. 333-50572
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            ARROW ELECTRONICS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             NEW YORK                             5065                            11-1806155
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                  25 Hub Drive
                            Melville, New York 11747
                                 (516) 391-1300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Robert E. Klatell
                            Executive Vice President
                            Arrow Electronics, Inc.
                                  25 Hub Drive
                            Melville, New York 11747
                                 (516) 391-1300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                WITH A COPY TO:

                               HOWARD S. KELBERG
                                DONALD B. BRANT
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000
                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until all the securities hereunder have been sold.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     THE SECURITIES REGISTERED HEREBY MAY BE OFFERED FROM TIME TO TIME BY MEANS OF THE BASIC PROSPECTUS INCLUDED HEREIN AND, WHEN A PARTICULAR SERIES OF SUCH SECURITIES IS BEING OFFERED OR SOLD, SUCH SERIES OF SECURITIES MAY BE OFFERED OR SOLD BY MEANS OF THE BASIC PROSPECTUS INCLUDED HEREIN AND AN APPLICABLE PROSPECTUS SUPPLEMENT. IF ANY SERIES OF SECURITIES REGISTERED HEREBY ARE OFFERED OR SOLD IN RELIANCE UPON THE PROCEDURES CONTEMPLATED BY RULE 430A UNDER THE SECURITIES ACT OF 1933, AS AMENDED, SUCH SERIES OF SECURITIES WILL BE OFFERED OR SOLD BY MEANS OF THE BASIC PROSPECTUS INCLUDED HEREIN AND A PROSPECTUS SUPPLEMENT IN THE FORM INCLUDED HEREIN. SERIES OF SECURITIES REGISTERED HEREBY WHICH ARE NOT OFFERED OR SOLD IN RELIANCE UPON THE PROCEDURES CONTEMPLATED BY RULE 430A MAY BE OFFERED OR SOLD BY MEANS OF THE BASIC PROSPECTUS INCLUDED HEREIN AND A PROSPECTUS SUPPLEMENT IN A FORM OTHER THAN THE FORM OF PROSPECTUS SUPPLEMENT INCLUDED HEREIN.

                               TABLE OF CONTENTS

About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Forward Looking Statements..................................    3
Arrow Electronics, Inc......................................    3
Use Of Proceeds.............................................    4
Consolidated Ratios Of Earnings To Fixed Charges............    4
Description Of Debt Securities..............................    5
Description Of Capital Stock................................   21
Description Of Warrants.....................................   23
Plan Of Distribution........................................   24
Validity Of Securities......................................   25
Experts.....................................................   25

PROSPECTUS

                                 $2,000,000,000
                            ------------------------

                            Arrow Electronics, Inc.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

WE MAY OFFER AND SELL THE SECURITIES FROM TIME TO TIME IN ONE OR MORE OFFERINGS. THIS PROSPECTUS PROVIDES YOU WITH A GENERAL DESCRIPTION OF THE SECURITIES WE MAY OFFER.

EACH TIME WE SELL SECURITIES, WE WILL PROVIDE A SUPPLEMENT TO THIS PROSPECTUS THAT CONTAINS SPECIFIC INFORMATION ABOUT THE OFFERING AND THE TERMS OF THE SECURITIES. THE SUPPLEMENT MAY ALSO ADD, UPDATE OR CHANGE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND ANY SUPPLEMENT BEFORE YOU INVEST IN ANY OF OUR SECURITIES.

WE MAY OFFER AND SELL THE FOLLOWING SECURITIES:

     - DEBT SECURITIES, IN ONE OR MORE SERIES, CONSISTING OF NOTES, DEBENTURES OR OTHER EVIDENCES OF INDEBTEDNESS;

     - PREFERRED STOCK;

     - COMMON STOCK; AND

     - WARRANTS.

OUR COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "ARW." ANY COMMON STOCK SOLD PURSUANT TO THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT WILL BE LISTED ON THAT EXCHANGE, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE. THE PROSPECTUS SUPPLEMENT WILL STATE WHETHER ANY OTHER SECURITIES OFFERED THEREBY WILL BE LISTED ON A SECURITIES EXCHANGE.

Neither the Securities and Exchange Commission nor any other Regulatory Body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 15, 2001.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission, or the "SEC." By using a shelf registration statement, we may sell up to $2,000,000,000 in aggregate offering price of any combination of the securities described in this prospectus (or in the other prospectus included in the shelf registration statement) from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "Where You Can Find More Information." Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Arrow", "we", "our", "us" or similar references mean Arrow Electronics, Inc.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus and the supplement to this prospectus is accurate only as of the dates of their respective covers, regardless of the time of delivery of this prospectus or any supplement to this prospectus or of any sale of our securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the securities or possession or distribution of this prospectus or any supplement to this prospectus in that jurisdiction. Persons who come into possession of this prospectus or any supplement to this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus or any supplement to this prospectus applicable to that jurisdiction.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     You may read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     You may obtain a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, without charge, by request directed to us at the following address and telephone number:

                            Arrow Electronics, Inc.
                                  25 Hub Drive
                            Melville, New York 11747
                                 (516) 391-1300
                              Attention: Secretary

     The SEC allows us to "incorporate by reference" in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     (1) Our Annual Report on Form 10-K for the year ended December 31, 1999;

     (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     (3) Our Current Reports on Form 8-K dated September 1, 2000, September 19, 2000, December 22, 2000 and February 13, 2001; and

     (4) The description of our common stock set forth on our registration statement filed with the Securities and Exchange Commission pursuant to
         Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Any information that we file later with the SEC will automatically update and supersede this information.

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit in accordance with the rules and regulations of the SEC. We refer you to the registration statement and to the exhibits filed with the registration statement for further information with respect to Arrow. Copies of the registration statement and the exhibits to the registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from the statements in this prospectus for a variety of reasons, including, but not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the electronic components and commercial computer products markets, and changes in relationships with key suppliers. Forward-looking statements are those statements which are not statements of historical fact. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                            ARROW ELECTRONICS, INC.

     We are the world's largest distributor of electronic components and computer products to industrial and commercial customers. We believe we are one of the global electronics distribution industry's leaders in state-of-the-art operating systems, employee productivity, value-added programs, and total quality assurance. We are a leading distributor for over 600 suppliers.

     Our distribution network spans the world's three dominant electronics markets: North America, Europe, and the Asia/Pacific region. Through our business units in these vital industrialized regions, we serve a diversified base of original equipment manufacturers and commercial customers worldwide. Original equipment manufacturers, or OEMs, include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers of computer systems. Through a network of more than 225 sales facilities and 19 distribution centers in 38 countries, we deliver to more than 175,000 OEMs and commercial customers the products, inventory solutions, materials management services, and design and technical support they need when, where and how they need them.

                                USE OF PROCEEDS

     Except as otherwise described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our historical ratios of earnings to fixed charges and our consolidated subsidiaries for the periods indicated:

                                         NINE MONTHS
                                            ENDED              YEAR ENDED DECEMBER 31,
                                        SEPTEMBER 30,    ------------------------------------
                                            2000         1999    1998    1997    1996    1995
                                        -------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges....       4.6         2.9(a)  4.0     5.0(b)  8.6     7.7

------------
(a) Excluding the special pre-tax charge of $25 million associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc., the ratio of earnings to fixed charges would have been 3.1.

(b) Excluding special pre-tax charges totaling $59 million associated with the realignment of our North American components operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc, the ratio of earnings to fixed charges would have been 5.7.

                         DESCRIPTION OF DEBT SECURITIES

     We have described below the general terms and provisions of the debt securities to which a prospectus supplement may relate. We will describe the particular terms of the debt securities offered by any prospectus supplement in the prospectus supplement relating to the offered debt securities.

     We may from time to time offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness. The debt securities will be either our unsecured senior debt securities or our unsecured subordinated debt securities.

     We will issue senior debt securities under an indenture, called the "senior indenture", between us and The Bank of New York (as successor to Bank of Montreal Trust Company), as trustee, in such capacity, called the "senior trustee". We may also issue subordinated debt securities under a proposed indenture, called the "subordinated indenture", between us and a trustee to be named in any prospectus supplement relating to the subordinated debt securities, called the "subordinated trustee". In this prospectus, we refer to the senior indenture and the subordinated indenture together as the "indentures", to the senior debt securities and the subordinated debt securities together as the "debt securities" and to the senior trustee and the subordinated trustee together as the "trustees". Unless otherwise indicated, section references in this prospectus or in an accompanying prospectus supplement are to the relevant provisions of both the senior indenture and the subordinated indenture. The following summary of important provisions of the debt securities and the indentures does not purport to be complete. This summary is subject to the detailed provisions of the indentures, including the definition of certain terms used in this prospectus and those terms made a part of the indentures by reference to the Trust Indenture Act and the debt securities. Wherever particular sections or defined terms of the indentures are referred to, those sections or defined terms are incorporated by reference in this prospectus as part of the statement made, and the statement is qualified in its entirety by such reference. Numerical references in parentheses below are to sections in the indentures. Capitalized terms that are used and not otherwise defined in this prospectus will have the meanings assigned to them in the indentures.

GENERAL

     The indentures provide for the issuance from time to time of debentures, notes or other evidences of indebtedness by us in an unlimited amount pursuant to a supplemental indenture, a board resolution, or an officer's certificate pursuant to a supplemental indenture or board resolution. (Section 2.3)

     Under each indenture, we may issue debt securities in one or more series with the same or various maturities, at par, at a premium or with an original issue discount. The applicable prospectus supplement relating to a particular series of debt securities will describe the specific terms of the debt securities we may offer, including:

     (a) the designation of the debt securities of a particular series, which will distinguish the debt securities of that series from the debt securities of all other series;

     (b) any limit upon the aggregate principal amount of the debt securities of that series that may be authenticated and delivered under the indentures and any limitation on our ability to increase the aggregate principal amount after the initial issuance of the debt securities of that series;

     (c) the date or dates on which the principal of the debt securities of that series is payable (which date or dates may be fixed or extendible);

     (d) the rate or rates (which may be fixed or variable) per year at which the debt securities of that series will bear interest, if any;

     (e) the date or dates from which interest will accrue, on which interest will be payable and (in the case of registered securities (which is defined as any debt security registered on the security register)) on which a record will be taken for the determination of holders to whom interest is payable and/or the method by which such rate or rates or date or dates will be determined;

     (f)  if other than as provided in the indentures, the place or places where
          (1) the principal of and any interest on debt securities will be payable, (2) any registered securities may be surrendered for exchange, (3) notices, demands to or upon us in respect of the debt securities of that series or the indentures may be served and (4) notice to holders may be published;

     (g) our right, if any, to redeem debt securities of that series, in whole or in part, at our option and the period or periods within which, the price or prices at which and any terms and conditions upon which debt securities of that series may be redeemed pursuant to any sinking fund or otherwise;

     (h) our obligation, if any, to redeem, purchase or repay debt securities of that series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder and the price or prices at which and the period or periods within which and any of the terms and conditions upon which debt securities of that series will be redeemed, purchased or repaid, in whole or in part, pursuant to our redemption obligation;

     (i) if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which debt securities of that series will be issuable;

     (j) if other than the principal amount of the debt securities, the portion of the principal amount of debt securities of that series which will be payable upon acceleration of the maturity of those securities;

     (k) if other than the coin or currency in which the debt securities of that series are denominated, the coin or currency in which payment of the principal of or interest on the debt securities of that series will be payable or if the amount of payments of principal of and/or interest on the debt securities of that series may be determined with reference to an index based on a coin or currency other than that in which the debt securities of that series are denominated, the manner in which those amounts will be determined;

     (l) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which payment of the principal of and interest on the debt securities of that series will be payable, and the manner in which any currencies will be valued against other currencies in which any other debt securities will be payable;

     (m) whether the debt securities of that series or any portion thereof will be issuable, with or without coupons, as registered securities (and if so, whether those debt securities will be issuable as registered global securities) or unregistered securities (which is defined as any debt security other than a registered security), or any combination of the foregoing, any restrictions applicable to the offer, sale or delivery of unregistered securities or the payment of interest on those securities and, if other than as provided in the indenture, the terms upon which unregistered securities of any series may be exchanged for registered securities of that series and vice versa;

     (n) whether and under what circumstances we will pay additional amounts on debt securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the securities rather than pay any additional amounts;

     (o) if the debt securities of that series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary debt security of that series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of those certificates, documents or conditions;

     (p) any trustees, depositaries, authenticating or paying agents, transfer agents or the registrar or any other agents with respect to the debt securities of that series;

     (q) provisions, if any, for the defeasance of the debt securities of that series, including provisions permitting defeasance of less than all the debt securities of that series, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing) the provisions of the indentures;

     (r) if the debt securities of that series are issuable in whole or in part as one or more registered global securities, the identity of the depositary (if other than The Depository Trust Company, or DTC) for that registered global security or securities (which depositary will, at the time of its designation as depositary and at all times while it serves as depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation);

     (s) any other events of default or covenants with respect to the debt securities of that series in addition to the events of default or covenants set forth in the indentures;

     (t) any other terms of the debt securities of that series, which terms will not be inconsistent with the provisions of the indentures.

     Neither indenture contains any restriction on the payment of dividends or any financial covenants. Neither indenture contains provisions which would afford you protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in our credit quality resulting from highly leveraged or other similar transactions involving us.

     The debt securities will be unsubordinated obligations of ours and the senior debt securities will rank equal in right of payment with all of our existing and future unsecured and unsubordinated obligations. The indebtedness represented by the subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt, as described below under "Subordination". Claims of holders of the debt securities will be effectively subordinated to the claims of holders of the debt of our subsidiaries with respect to the assets of our subsidiaries. In addition, claims of holders of the debt securities will be effectively subordinated to the claims of holders of our secured debt and the secured debt of our subsidiaries with respect to the collateral securing those claims. Our claims as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of our subsidiaries.

SUBORDINATION

     If we issue subordinated debt securities, our obligations to make any payment of the principal of and premium, if any, and interest on, any subordinated debt securities to be issued will be subordinate and junior in right of payment to the prior payment in full of all of our senior indebtedness, whether outstanding on the date of the subordinated indenture or thereafter incurred. (Article 10 of subordinated indenture)

     We may not pay the principal of or interest or premium on the subordinated debt securities if (i) we fail to make any of such payments on any senior indebtedness (other than trade accounts payable) which has matured by lapse of time, acceleration or otherwise, or (ii) a default occurs on the senior indebtedness (other than trade accounts payable) that allows the holders of the senior indebtedness to accelerate its maturity after lapse of time, the giving of notice or both and that default continues.

     If any payment or distribution of our assets occurs upon our dissolution, winding-up, liquidation or reorganization, we may not pay the principal of or interest or premium on the subordinated debt securities until we have made such payments in full to the holders of all senior indebtedness. If such dissolution, winding-up, liquidation or reorganization occurs and the holders of the subordinated debt securities receive a payment or distribution, then they must turn that payment or distribution over to the holders of the senior indebtedness or a trustee for the benefit of the senior indebtedness holders. Because of this subordination, if an insolvency occurs, holders of the subordinated debt securities may recover less, proportionately, than holders of senior debt and our general unsecured creditors.

CONVERSION

     The terms, if any, on which debt securities are convertible into our common stock will be set forth in the prospectus supplement for that series of debt securities. These terms will include:

     - the conversion price,

     - the conversion period,

     - provision as to whether conversion will be at our option or at the option of the holder,

     - the events requiring an adjustment of the conversion price, and

     - provisions affecting conversion in the event of the redemption of such series of debt securities.

REGISTERED GLOBAL SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, DTC will act as securities depositary for the debt securities. The debt securities will be issued only as registered global securities registered in the name of DTC's nominee, which we expect will be Cede & Co. We will issue one or more registered global securities for the debt securities representing the aggregate principal amount of that series of debt securities and will deposit the registered global securities with DTC.

     The description of book-entry procedures in this prospectus includes summaries of certain rules and operating procedures of DTC that affect transfers of interests in the registered global securities issued in connection with sales of debt securities made pursuant to this prospectus. The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the DTC settlement system and are subject to change from time to time.

     We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC holds securities that its participants (the "direct participants") deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (the "indirect participants," and together with the direct participants, the "participants").

     Purchases of securities within DTC's system must be made by or through direct participants. The direct participants receive a credit for the securities on DTC's records. The ownership interest of the actual purchaser of each security (a "beneficial owner") is in turn recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

     To facilitate subsequent transfers of the debt securities, all securities deposited by direct participants with DTC are registered in the name of a nominee of DTC. The deposit of debt securities with DTC and their registration in the name of the nominee do not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as DTC or its nominee is the registered holder of the registered global security, DTC or its nominee will be considered the sole owner and holder of the debt securities represented by the registered global security for all purposes under the indenture and the debt securities. Except in limited circumstances, beneficial owners will not be entitled to have any portions of the registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered the owners or holders of the registered global security (or any debt securities represented thereby) under the indenture or the debt securities.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a registered global security to those persons may be limited. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a beneficial owner to pledge their interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of their interests, may be affected by the lack of a physical certificate evidencing their interests.

     DTC will send notices and other communications to its direct participants; direct participants will send these communications to indirect participants. The direct participants and indirect participants will send notices and other communications to beneficial owners pursuant to arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     We will send any redemption notices to the nominee of DTC. If less than all of the debt securities of a particular series are being redeemed, DTC will determine in accordance with its procedures the amount of the interest of each direct participant in the particular series to be redeemed.

     Neither DTC nor its nominee will consent or vote with respect to any debt securities. Under its usual procedures, DTC mails an omnibus proxy to its direct participants as soon as possible after the applicable record date. The omnibus proxy assigns the nominee's consenting or voting rights to those direct participants to whose accounts the applicable securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal, premium, if any, and interest payments on the debt securities will be made to DTC or its nominee. We expect that DTC will credit direct participants' accounts on the relevant payment date upon DTC's receipt of funds in accordance with the respective holdings shown on DTC's records. We expect that payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name". These payments will be the responsibility of the participant and not of DTC, any underwriters, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions and other amounts to DTC is the responsibility of the trustee. DTC is responsible for disbursing those payments to the direct participants. The direct and indirect participants are responsible for disbursing payments to the beneficial owners. We will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Interests in the registered global security will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to us and the trustee. In the event that a successor securities depositary is not obtained, definitive debt securities certificates representing the debt securities will be required to be printed and delivered.

     We will not have any responsibility or obligation to participants or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or with respect to payments to or providing of notice for the participants or the beneficial owners.

     So long as DTC's nominee is the registered owner of the debt securities, references herein to a holder of the debt securities means DTC or its nominee and not the beneficial owners of the debt securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. Neither we, the trustees nor the underwriters, dealers or agents, if any, take responsibility for the accuracy or completeness of this description.

CERTAIN COVENANTS

     Except as specified below or in the applicable prospectus supplement, the following covenants apply to all series of senior debt securities.

     Restrictions on Liens. The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, create or incur any Lien on any shares of stock, indebtedness or other obligations of a Restricted Subsidiary or any Principal Property of ours or of a Restricted Subsidiary, whether those shares of stock, indebtedness or other obligations of a Restricted Subsidiary or Principal Property are owned at the date of such indenture or acquired afterwards, unless we secure or cause the applicable Restricted Subsidiary to secure the outstanding debt securities equally and ratably with (or, at our option, prior to) all indebtedness secured by the particular Lien, so long as the indebtedness is so secured. This covenant does not apply in the case of:

     (a) the creation of any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of such indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary, contemporaneously with that acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price, or the assumption of any Lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of such indenture existing at the time of the acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption of that Lien, provided that every Lien referred to in this clause will attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements on that Principal Property;

     (b) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing on the date of such indenture;

     (c) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of us or any Restricted Subsidiary;

     (d) any Lien on any Principal Property being constructed or improved securing loans to finance the construction or improvements of that property;

     (e) any Lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations, including, without limitation, industrial revenue bonds and similar financings;

     (f) any mechanics', materialmen's, carriers' or other similar Liens arising in the ordinary course of business with respect to obligations that are not yet due or that are being contested in good faith;

     (g) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith;

     (h) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution on the Lien is stayed;

     (i) any landlord's Lien on fixtures located on premises leased by us or a Restricted Subsidiary in the ordinary course of business, and tenants' rights under leases, easements and similar Liens not materially impairing the use or value of the property involved;

     (j) any Lien arising by reason of deposits necessary to qualify us or any Restricted Subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law;

     (k) Liens on our current assets to secure loans to us that mature within twelve months from their creation and that are made in the ordinary course of business; and

     (l) any renewal of or substitution for any Lien permitted by any of the preceding clauses, provided, in the case of a Lien permitted under clauses (a), (b) or (d), the indebtedness secured is not increased nor the Lien extended to any additional assets. (Section 4.3(a) of senior indenture)

     Notwithstanding the foregoing, we or any Restricted Subsidiary may create or assume Liens in addition to those permitted by the preceding sentence of this paragraph, and renew, extend or replace those Liens, provided that at the time of and after giving effect to the creation, assumption, renewal, extension or replacement, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.3(b) of senior indenture)

     Restrictions on Sale and Lease-Back Transactions. The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to us or to a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of that Principal Property, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of that property by the lessee will be discontinued. Notwithstanding the foregoing, we or any Restricted Subsidiary may sell any Principal Property and lease it back for a longer period:

          (a) if we or such applicable Restricted Subsidiary would be entitled, pursuant to the provisions of Section 4.3(a) of the senior indenture, to create a Lien on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding debt securities; or

          (b) if we promptly inform the trustee of the transaction, and we cause an amount equal to the fair value (as determined by resolution of our board of directors) of the property to be applied (1) to the purchase of other property that will constitute Principal Property having a fair value at least equal to the fair value of the property sold, or (2) to the retirement within 120 days after receipt of the proceeds of Funded Debt incurred or assumed by us or a Restricted Subsidiary, including the senior debt securities;

provided, further that, in lieu of applying all of or any part of such net proceeds to such retirement, we may, within 75 days after the sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or debt securities evidencing Funded Debt of ours (which may include the senior debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not yet tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debt securities or debentures, and an officer's certificate (which will be delivered to the trustee) stating that we elect to deliver or cause to be delivered the debentures or debt securities in lieu of retiring Funded Debt as provided in such indenture.

     If we deliver debentures or debt securities to the trustee and we duly deliver the officer's certificate, the amount of cash that we will be required to apply to the retirement of Funded Debt under this provision of the senior indenture will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of the applicable debentures or debt securities, or, if there are no such redemption prices, the principal amount of those debentures or debt securities. If the applicable debentures or debt securities provide for an amount less than the principal amount to be due and payable upon a declaration of the maturity, then the amount of cash will be reduced by the amount of principal of those debentures or debt securities that would be due and payable as of the date of the application upon a declaration of acceleration of the maturity pursuant to the terms of the indenture pursuant to which those debentures or debt securities were issued. (Section 4.4(a) of senior indenture)

     Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted by this paragraph, without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into and giving effect to such sale and lease-back transactions, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.4(b) of senior indenture)

CERTAIN DEFINITIONS

     The term "Attributable Debt" as defined in the senior indenture means when used in connection with a sale and leaseback transaction referred to above under "-- Certain Covenants -- Restrictions on Sale and Lease-Back Transactions," on any date as of which the amount of Attributable Debt is to be determined, the product of (a) the net proceeds from the sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in the sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of the computation, and the denominator of which is the number of full years of the term of the lease measured from the first day of the term.

     The term "Consolidated Net Tangible Assets" as defined in the senior indenture means total assets after deducting all current liabilities and intangible assets as set forth in our most recent balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

     The term "Exempted Debt" as defined in the senior indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

          (a) indebtedness of ours and our Restricted Subsidiaries incurred after the date of such indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.3(b) of such indenture described above under "--Certain Covenants--Restrictions on Liens"; and

          (b) Attributable Debt of ours and our Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 4.4(b) of such indenture described above under "--Certain Covenants--Restrictions on Sales and Lease-Back Transactions".

     The term "Funded Debt" as defined in the senior indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible at the option of the obligor, beyond one year from the date of its creation.

     The terms "Holder" or "Securityholder" as defined in the applicable indenture mean the registered holder of any debt security with respect to registered securities and the bearer of any unregistered security or any coupon appertaining to it, as the case may be.

     The term "Lien" as defined in the senior indenture means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest in respect of such asset. For the purposes of such indenture, we or any Subsidiary will be deemed to own, subject to a Lien, any asset that we have acquired or hold subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

     The term "Original Issue Discount Security" as defined in the applicable indenture means any debt security that provides for an amount less than the principal amount of a particular security to be due and payable upon a declaration of acceleration of the maturity of that security pursuant to Section
6.2 of such indenture.

     The term "Principal Property" as defined in the senior indenture means any manufacturing or processing plant or warehouse owned at the date of such indenture or acquired after that date by us or any of our Restricted Subsidiaries which is located within the United States and the gross book value of which (including related land and improvements and all machinery and equipment without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2 percent of Consolidated Net Tangible Assets, other than:

          (a) any manufacturing or processing plant or warehouse or any portion of the same (together with the land on which it is erected and fixtures that are a part of that land) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments or any successor laws or under any other similar statute of the United States);

          (b) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entirety; or

          (c) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     The term "Restricted Subsidiary" as defined in the applicable indenture means a Subsidiary of ours (a) of which substantially all the property is located, or substantially all the business is carried on, within the United States, and (b) which owns Principal Property; provided, however, that any Subsidiary may be declared a Restricted Subsidiary by board resolution, effective as of the date such board resolution is adopted; provided further, that any such declaration may be rescinded by further board resolution, effective as of the date that further board resolution is adopted.

     The term "Senior Indebtedness" as defined in the subordinated indenture shall mean (a) the principal of, premium, if any, and interest on all indebtedness, whether outstanding on the date of the subordinated indenture as originally executed or thereafter created or incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is not superior in right of payment to the subordinated debt securities; and (b) any amendments, modifications, deferrals, renewals or extensions of any such Senior Indebtedness, or debentures, notes or other evidences of indebtedness issued in exchange for any such Senior Indebtedness; provided, however, that Senior Indebtedness shall not be deemed to include (i) indebtedness which constitutes subordinated indebtedness and (ii) any other debt securities issued pursuant to the subordinated indenture.

     The term "Subsidiary" as defined in the applicable indenture means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by that person and one or more other Subsidiaries of that person.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

     Under each indenture, we may not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions) to, any person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any person to merge with or into us unless (a) either
(1) we will be the continuing person or (2) the person (if other than ourselves) formed by the consolidation or into which we are merged or that acquired or leased such property and assets of ours will be a corporation organized and validly existing under the laws of the United States of America or any of its jurisdictions and will expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations on all of the debt securities under such indenture, and we will have delivered to the trustee an opinion of counsel stating that the consolidation, merger or transfer and the supplemental indenture complies with such indenture and that all conditions precedent provided for in such indenture relating to the transaction have been complied with and that the supplemental indenture constitutes a legal, valid and binding obligation of ours or the successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (b) an officer's certificate to the effect that immediately after giving effect to such transaction, no default will have occurred and be continuing and an opinion of counsel as to the matters set forth in clause (a) will have been delivered to the trustee. (Section 5.1)

EVENTS OF DEFAULT

     Events of default defined in the indentures with respect to the debt securities of any series are:

     (a) we default in the payment of the principal of any debt securities of a series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

     (b) we default in the payment of interest on any debt securities of a series when the same becomes due and payable, and that default continues for a period of 30 days;

     (c) we default in the performance of or breach any other covenant or agreement of ours in the applicable indenture with respect to the debt securities of a series and that default or breach continues for a period of 30 consecutive days (or, in the case of the subordinated indenture, 60 consecutive days) after written notice to us by the trustee or to us and the trustee by the Holders of 25 percent or more in aggregate principal amount of the debt securities of all series affected thereby;

     (d) an involuntary case or other proceeding is commenced against us or any Restricted Subsidiary with respect to our debts or our Restricted Subsidiary's debts under any bankruptcy, insolvency or other similar law now or in the future in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official relating to us or a substantial part of our property, and the involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against us or any Restricted Subsidiary under the federal bankruptcy laws as now or in the future in effect;

     (e) we or any Restricted Subsidiary (1) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or in the future in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (2) consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or any Restricted Subsidiary or for all or substantially all of our property and assets or any Restricted Subsidiary's property and assets or (3) effect any general assignment for the benefit of creditors; and

     (f) any other event of default established with respect to any series of debt securities issued pursuant to the applicable indenture occurs. (Section 6.1)

     The indentures provide that if an event of default described in clauses (a) or (b) above, with respect to the debt securities of any series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which has already become due and payable, either the trustee or the Holders of not less than 25 percent in aggregate principal amount of the debt securities of any such affected series then outstanding under the applicable indenture (each series being treated as a separate class) by notice in writing to us (and to the trustee if given by Securityholders), may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, the applicable portion of the principal amount as may be specified in the terms of the particular series established pursuant to that indenture) of all debt securities of the affected series, and the interest accrued on that series, if any, to be due and payable immediately, and upon any such declaration the same will become immediately due and payable.

     If an event of default described clauses (c) or (d) above, with respect to the debt securities of one or more but not all series then outstanding, or with respect to the debt securities of all series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which has already become due and payable, either the trustee or the Holders of not less than 25 percent in aggregate principal amount (or, if the debt securities of any such series are Original Issue Discount Securities, the amount of which is accelerable as described in this paragraph) of the debt securities of all the affected series then outstanding under the applicable indenture (treated as a single class) by notice in writing to us (and to the trustee if given by Securityholders) may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of all the affected series, and the interest accrued on those series, if any, to be due and payable immediately, and upon any such declaration the same will become immediately due and payable.

     If an event of default described in clauses (e) or (f) above occurs and is continuing, then the principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal as may be specified in the terms of that series) of all the debt securities then outstanding and interest accrued on those debt securities, if any, will be and become immediately due and payable without any notice or other action by any Holder or the trustee to the full extent permitted by applicable law. Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding debt securities of all series that have been accelerated, voting as a single class. (Section 6.2)

TRUSTEE'S RIGHTS

     The indentures contain a provision under which, subject to the duty of the trustee during a default to act with the required standard of care:

     (a) the trustee may rely and will be protected in acting or refraining from acting upon any resolution, certificate, officer's certificate, opinion of counsel, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence or indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons, and the trustee need not investigate any fact or matter stated in the document, but the trustee, in its discretion, may make any further inquiry or investigation into any facts or matters as it may see fit;

     (b) before the trustee acts or refrains from acting, it may require an officer's certificate and/or an opinion of counsel, which will conform to the requirements of the applicable indenture, and the trustee will not be liable for any action it takes or omits to take in good faith in reliance on that certificate or opinion; subject to the terms of such indenture, whenever in the administration of the trusts of such indenture the trustee deems it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action under such indenture, that matter (unless other evidence in respect thereof be specifically prescribed in such indenture) may, in the absence of negligence or bad faith on the part of the trustee, be deemed to be conclusively proved and established by an officer's certificate delivered to the trustee, and that certificate, in the absence of negligence or bad faith on the part of the trustee, will be full warrant to the trustee for any action taken, suffered or omitted by it under the provisions of such indenture upon the faith of the officer's certificate;

     (c) the trustee may act through its attorneys and agents not regularly in its employ and will not be responsible for the misconduct or negligence of any agent or attorney appointed with due care by it under the applicable indenture;

     (d) any request, direction, order or demand of us mentioned in the applicable indenture will be sufficiently evidenced by an officer's certificate (unless other evidence is specifically prescribed in such indenture); and any board resolution may be evidenced to the trustee by a copy of the resolution certified by our Secretary or an Assistant Secretary;

     (e) the trustee will be under no obligation to exercise any of the rights or powers vested in it by the applicable indenture at the request, order or direction of any of the Holders, unless the Holders have offered the trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with the request or direction;

     (f) the trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the applicable indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, under such indenture;

     (g) the trustee may consult with counsel, and the written advice of its counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the applicable indenture in good faith and in reliance on that opinion of counsel; and

     (h) prior to the occurrence of an event of default under each indenture and after the curing or waiving of all events of default, the trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, officer's certificate, opinion of counsel, board resolution, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the trustee, in its discretion, may make any further inquiry or investigation into any facts or matters as it may see fit and, if the trustee decides to make such further inquiry or investigation, it will be entitled to examine, during normal business hours and upon prior written notice, our books, records and premises, personally or by agent or attorney. (Section 7.2)

     Subject to various provisions in the indentures, the Holders of at least a majority in principal amount (or, if the debt securities are Original Issue Discount Securities, such portion of the principal as is then accelerable under the applicable indenture) of the applicable outstanding debt securities of all series affected (voting as a single class) by notice to the trustee, may waive, on behalf of the Holders of all the debt securities of that series, an existing default or event of default with respect to such debt securities of that series and its consequences, except a default in the payment of principal of or interest on any debt security as specified in clauses of the "Events of Default" section above or in respect of a covenant or provision of such indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security affected by the default. Upon any waiver, the default will cease to exist, and any event of default with respect to the debt securities of that series will be deemed to have been cured, for every purpose of such indenture. However, no waiver will extend to any subsequent or other default or event of default or impair any right in relation to any subsequent or other default or event of default. (Section 6.4)

     Subject to provisions in the indentures for the indemnification of the trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal as is then accelerable under the applicable indenture) of the applicable outstanding debt securities of all series affected (voting as a single class), may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series by such indenture, provided that the trustee may refuse to follow any direction that conflicts with law or such indenture that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and provided, further that the trustee may take any other action it deems proper that is not inconsistent with any directions received from such Holders of debt securities pursuant to such indenture. (Section 6.5)

     The indentures provide that no Holder of any applicable debt securities of any series may institute any proceeding, judicial or otherwise, with respect to the applicable indenture or the debt securities of that series, or for the appointment of a receiver or trustee, or for any other remedy under the indentures, unless:

     (a) such Holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     (b) such Holders of at least 25 percent in aggregate principal amount of applicable outstanding debt securities of the affected series have made written request to the trustee to institute proceedings in respect of the event of default in its own name as trustee under such indenture;

     (c) the Holder or Holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with the request;

     (d) the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

     (e) during the 60-day period, the Holders of a majority in aggregate principal amount of the applicable outstanding debt securities of the affected series have not given the trustee a direction that is inconsistent with such written request. A Holder may not use such indenture to prejudice the rights of another Holder or to obtain a preference or priority over any other Holder. (Section 6.6)

     The indentures contain a covenant that we will file with the trustee, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports that we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. (Section 4.6)

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Each indenture provides with respect to each series of applicable debt securities that, except as otherwise provided in this paragraph, we may terminate our obligations under such debt securities of a series and the applicable indenture with respect to debt securities of that series if:

          (a) all debt securities of that series previously authenticated and delivered, with certain exceptions, have been delivered to the trustee for cancellation, and we have paid all sums payable by us under such indenture with respect to that series; or

          (b) (1) the debt securities of that series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption;

          (2) we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the Holders of those debt securities, for that purpose, money or U.S. Government obligations or a combination of money or U.S. Government obligations sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of that series to maturity or redemption, as the case may be, and to pay all other sums payable by us under such indenture; and

          (3) we deliver to the trustee an officer's certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of that series have been complied with.

     With respect to the foregoing clause (a), only our obligations to compensate and indemnify the trustee will survive. With respect to the foregoing clause (b), only our obligations to execute and deliver debt securities of that series for authentication, to set the terms of the debt securities of that series, to maintain an office or agency in respect of the debt securities of that series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of that series, to deliver debt securities of that series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee will survive until those debt securities are no longer outstanding. Thereafter, only our obligations to compensate and indemnify the trustee and its right to recover excess money held by the trustee will survive. (Section 8.1)

     Each indenture provides that, except as otherwise provided in this paragraph, we:

          (a) will be deemed to have paid and will be discharged from any and all obligation, in respect of the debt securities of any series, and the provisions of such indenture will no longer be in effect with respect to the debt securities of that series (a "legal defeasance"); and

          (b) may omit to comply with any specific covenant relating to such series provided for in a board resolution or supplemental indenture or officer's certificate that may by its terms be defeased pursuant to the applicable indenture (or any term, provision or condition of the senior indenture described above under "-- Certain Covenants", in the case of the senior indenture) and our omission will be deemed not to be an event of default under clauses (c) and (d) under "Events of Default" above with respect to the outstanding debt securities of a series (a "covenant defeasance");

provided that the following conditions will have been satisfied:

          (a) we have irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the Holders of the debt securities of that series, for payment of the principal of and interest on those debt securities, money or U.S. Government obligations or a combination of the foregoing sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect of those payments payable by the trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be;

          (b) our deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which we are a party or by which we are bound;

          (c) no default with respect to those debt securities will have occurred and be continuing on the date of the deposit;

          (d) we will have delivered to the trustee an opinion of counsel that the Holders of the debt securities of that series have a valid security interest in the trust funds subject to no prior liens under such Uniform Commercial Code; and

          (e) we will have delivered to the trustee an officer's certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with.

     In the case of a legal defeasance, we will have delivered to the trustee an opinion of counsel (based on a change in law) or a ruling directed to the trustee from the United States Internal Revenue Service that the Holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under this provision of the applicable indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as could have been the case if the deposit and defeasance had not occurred, or an instrument, in form reasonably satisfactory to the trustee, where we, notwithstanding a legal defeasance of our indebtedness in respect of debt securities of any series, or any portion of the principal amount thereof, will assume the obligation which will be absolute and unconditional) to irrevocably deposit with the trustee any additional sums of money or additional U.S. Government obligations or any combination of money or U.S. Government obligations, at such time or times as necessary, together with the money and/or U.S. Government obligations so deposited, to pay when due the principal of and premium, if any, and interest due and to become due on the applicable debt securities; provided, however, that the instrument may state that our obligation to make additional deposits as aforesaid will be subject to the delivery to us by the trustee of a notice asserting the deficiency accompanied by an opinion of an independent public accountant of nationally recognized standing selected by the trustee, showing the applicable calculation.

     Subsequent to a legal defeasance, our obligations to execute and deliver debt securities of that series for authentication, to set the terms of the debt securities of that series, to maintain an office or agency in respect of the debt securities of that series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of that series, to deliver debt securities of that series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee will survive until those debt securities are no longer outstanding. After those debt securities are no longer outstanding, in the case of a legal defeasance, only our obligations to compensate and indemnify the trustee and our right to recover excess money held by the trustee will survive. (Sections 8.2 and 8.3)

MODIFICATION OF THE INDENTURE

     Each indenture provides that we and the trustee may amend or supplement such indenture or the applicable debt securities of any series without notice to or the consent of any Holder:

     (a) to cure any ambiguity, defect or inconsistency in such indenture, provided that such amendments or supplements do not materially and adversely affect the interests of the Holders;

     (b) to comply with Article 5 (which relates to the covenant discussed under "-- Restrictions on Mergers and Sales of Assets") of such indenture;

     (c) to comply with any requirements of the SEC in connection with the qualification of such indenture under the Trust Indenture Act;

     (d) to evidence and provide for the acceptance of appointment under such indenture with respect to the debt securities of any or all series by a successor trustee;

     (e) to establish the form or forms or terms of debt securities of any series or of the coupons appertaining to such debt securities as permitted under such indenture;

     (f) to provide for uncertificated or unregistered debt securities and to make all appropriate changes for such purpose;

     (g) to change or eliminate any provisions of such indenture with respect to all or any series of the debt securities not then outstanding (and, if the change is applicable to fewer than all those series of the applicable debt securities, specifying the series to which the change is applicable), and to specify the rights and remedies of the trustee and the Holders of those debt securities; and

     (h) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.1)

     Each indenture also contains provisions that allow us and the trustee, subject to certain conditions, without prior notice to any Holders, to amend such indenture and the outstanding debt securities of any series with the written consent of the Holders of a majority in aggregate principal amount of the applicable debt securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class). The Holders of a majority in aggregate principal amount of the applicable outstanding debt securities of all series affected (all such series voting as one class) by written notice to the trustee may waive future compliance by us with any provision of such indenture or the debt securities of that series. Notwithstanding the foregoing provisions, without the consent of each applicable Holder affected, an amendment or waiver, including a waiver pursuant to Section
6.4 of such indenture, may not:

     (a) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, the Holder's debt security or reduce the principal amount or the rate of interest of that debt security (including any amount in respect of original issue discount), or any premium payable with respect to that debt security, or adversely affect the rights of that Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of that Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon the acceleration of the maturity of that debt security or any amount provable in bankruptcy, or change any place of payment where, or the currency in which, any debt security or any premium or the interest on that debt security is payable, or impair the right to institute suit for the enforcement of any payment on or after the due date of that payment;

     (b) reduce the percentage in principal amount of outstanding debt securities of the relevant series the consent of whose Holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of such indenture or certain defaults and their consequences provided for therein;

     (c) waive a default in the payment of principal of or interest on any applicable debt security of a Holder; or

     (d) modify any of the provisions of such indenture governing supplemental indentures with the consent of Securityholders, except to increase the percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of the Holder of each outstanding debt security affected by the modification.

     A supplemental indenture which changes or eliminates any covenant or other provision of the applicable indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of Holders of applicable debt securities of that series with respect to that covenant or provision, will be deemed not to affect the rights under such indenture of the Holders of debt securities of any other series or of the coupons appertaining to those debt securities. It will not be necessary for the consent of any Holder under such indenture to approve the particular form of any proposed amendment, supplement or waiver, but it will be sufficient if the consent approves the substance of the amendment, supplement or waiver. After an amendment, supplement or waiver under such indenture becomes effective, we or, at our request, the trustee will give to the affected Holders a notice briefly describing the amendment, supplement or waiver. We or, at our request, the trustee will mail supplemental indentures to Holders upon request. Any failure of us to mail such notice, or any defect in the notice, will not, however, in any way impair or affect the validity of any supplemental indenture or waiver. (Section 9.2)

INFORMATION CONCERNING THE TRUSTEE

     An affiliate of The Bank of New York participates as a lender under certain of our credit agreements.

                          DESCRIPTION OF CAPITAL STOCK

     We have authority to issue 160,000,000 shares of common stock, par value $1.00 per share and 2,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2000, we had outstanding 103,741,595 shares of common stock and no shares of preferred stock. Our board of directors has authority, without action by our shareholders, to issue authorized and unissued shares of preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preference as to dividends and in liquidation, conversion, redemption and other rights of each series.

     The following is a brief summary of the voting, dividend, liquidation and certain other rights of the holders of the capital stock as set forth in our by-laws and Restated Certificate of Incorporation, copies of which are filed with the Commission.

COMMON STOCK

     Voting Rights-Noncumulative Voting. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

     Our Restated Certificate of Incorporation requires the affirmative vote of 90% of our outstanding shares of common stock to authorize certain mergers, sales of assets, corporate reorganizations and other transactions in the event that any person or entity acquires 30% or more of our outstanding common stock.

     Dividends; Restriction on Payment of Dividends. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available for the purpose and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of Arrow, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis the remaining assets of Arrow available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

     In addition, the terms of our second amended and restated credit agreement, as amended, and our amended and restated 364-day credit agreement require that consolidated total debt, consolidated net worth, and the ratio of earnings to cash interest expense be maintained at certain designated levels.

     All outstanding shares of common stock are fully paid and not liable to further calls or assessment by us.

PREFERRED STOCK

     Our board of directors is authorized, without further vote or action by the holders of our common stock, to issue by resolution an aggregate of 2,000,000 shares of preferred stock. These shares of preferred stock may be issued in one or more series as established from time to time by our board of directors. Our board also is authorized to fix the number of shares and the designation or title of each series of preferred stock prior to the issuance of any shares of that series. Regarding each class or series of preferred stock, our board will fix the voting powers which may be full or limited, or there may be no voting powers. Our board will also determine the preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, of each series of preferred stock. Our board is further authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of the class or series then outstanding.

     No shares of preferred stock are presently outstanding and we have no plans to issue a new series of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of the holders of common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock. However, possible effects might include restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of the common stock without further action by holders of common stock. In addition, under some circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, which could thereby depress the market price of our common stock.

RIGHTS AGREEMENT

     In March 1988, we paid a dividend of one preferred share purchase right on each outstanding share of common stock pursuant to a rights agreement. Each right entitles the holder to purchase from us one one-hundredth of a share of participating stock, $1.00 par value, for a price of $50, subject to adjustment. Although the rights are not intended to prevent a takeover of Arrow at a full and fair price, they may have certain anti-takeover effects. They may deter an attempt to acquire Arrow in a manner which seeks to deprive our shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of Arrow and its shareholders through certain self-dealing transactions. The rights may cause substantial dilution to a person or group that acquires or attempts to acquire Arrow without the rights being redeemed by the board of directors. Accordingly, the rights should encourage any potential acquirer to negotiate with our board of directors. Unless approval is first obtained from our board of directors, the rights may deter transactions, including tender offers, which the majority of shareholders may believe are beneficial to them.

                            DESCRIPTION OF WARRANTS

     We have described below the general terms and provisions of the debt warrants and equity warrants to which a prospectus supplement may relate. We will describe the particular terms of any debt warrants and equity warrants offered by any prospectus supplement in the prospectus supplement relating to such debt warrants or equity warrants.

GENERAL

     We may issue debt warrants and equity warrants, evidenced by warrant certificates under a warrant agreement, independently or together with any debt securities, preferred stock or common stock. The warrants may be transferable with or separate from such securities. If we offer debt warrants, the applicable prospectus supplement will describe the terms of the debt warrants, including the following: (i) the offering price, if any, including the currency, or currency unit in which such price will be payable; (ii) the designation, aggregate principal amount and terms of the offered debt securities with which the debt warrants are issued and the number of debt warrants issued with each such offered debt security; (iii) if applicable, the date on or after which the debt warrants and the related offered debt securities will be separately transferable; (iv) the designation, aggregate principal amount and terms of debt securities purchasable upon exercise of one debt warrant and the price or prices at which, and the currency, or currency unit in which such principal amount of debt securities may be purchased upon exercise; (v) the date on which the right to exercise the debt warrants commences and the date on which such right expires; (vi) any U.S. Federal income tax consequences; (vii) whether the debt warrants represented by the warrant certificates will be issued in registered or bearer form or both; and (viii) any other material terms of the debt warrants. If we offer equity warrants, the applicable prospectus supplement will describe the terms of the equity warrants, including the following: (i) the offering price, if any, including the currency or currency unit in which such price will be payable; (ii) the designation of any series of preferred stock purchasable upon exercise of the equity warrants; (iii) the number of shares of preferred stock or common stock purchasable upon exercise of one equity warrant, and the price or prices at which, and the currency, or currency unit in which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the equity warrants and the date on which such right expires; (v) any U.S. Federal income tax consequences; (vi) whether the equity warrants represented by the warrant certificate will be issued in registered or bearer form or both; (vii) whether the equity warrants or the underlying preferred stock or common stock will be listed on any national securities exchange; and
(viii) any other material terms of the equity warrants. In addition, if we sell any debt warrants or equity warrants for any foreign currency or currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue will be specified in the applicable prospectus supplement.

     Warrant certificates, if any, may be exchanged for new warrant certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the warrant agent, which will be listed in the applicable prospectus supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of debt securities (except to the extent that the consent of warrantholders may be required for certain modifications of the terms of the indenture under which the series of offered debt securities issuable upon exercise of the warrants to be issued) or preferred or common stockholders and are not entitled to payments of principal and interest, if any, on debt securities or to dividends or other distributions made with respect to preferred stock or common stock.

     Warrants may be exercised by surrendering the warrant certificate, if any, at the corporate trust office or other designated office of the warrant agent, with (i) the form of election to purchase on the reverse side of the warrant certificate, if any, properly completed and executed, and (ii) payment in full of the exercise price, as set forth in the applicable prospectus supplement. Upon exercise of warrants, the warrant agent will, as soon as practicable, deliver the debt securities, preferred stock or common stock issuable upon the exercise of the warrants in authorized denominations in accordance with the instructions of the exercise warrantholder and at the sole cost and risk of such holder. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of unexercised warrants, if sufficient time exists prior to the expiration date.

                              PLAN OF DISTRIBUTION

GENERAL

     Any of the securities offered hereby may be sold in any one or more of the following ways from time to time:

     - to or through underwriters;

     - through dealers;

     - directly to other purchasers; or

     - through agents.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters may receive compensation from us or purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any person who may be deemed to be an underwriter will be identified, and the compensation received from us will be described, in the prospectus supplement.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if those securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     Except for our common stock, all securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in those securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any of our securities.

     Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which those types of contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to our approval. The obligations of any purchaser under any of those types of contracts will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of any jurisdiction to which the purchaser is subject. The underwriters and agents will not have any responsibility in respect of the validity or performance of those contracts.

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

                             VALIDITY OF SECURITIES

     The validity of the securities offered by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated February 16, 2000 incorporated in this prospectus by reference and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The audited historical financial statements of the Wyle Electronics Group incorporated in this prospectus by reference to Arrow Electronics, Inc's Form 8-K dated September 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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